Filed pursuant to General Instruction II.L of Form F-10

File No. 333- 265633

PROSPECTUS SUPPLEMENT

(To the Short Form Base Shelf Prospectus dated June 21, 2022)

NEW ISSUE	July 27, 2022

Up to US$50,000,000

Common Shares

This prospectus supplement (the "Prospectus Supplement") of Platinum Group Metals Ltd. ("Platinum", the "Company" or "we"), together with the accompanying short form base shelf prospectus dated June 21, 2022 to which this Prospectus Supplement relates (the "Prospectus") qualifies the distribution (the "Offering") of common shares (the "Offered Shares") of the Company having an aggregate sale price of up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See "Plan of Distribution" and "Description of Common Shares".

Our outstanding common shares ("Common Shares") are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "PTM" and on the NYSE American, LLC ("NYSE American") under the symbol "PLG". On July 26, 2022, the closing sales price of our Common Shares on each of the TSX and the NYSE American was C$1.73 and US$1.35 per share, respectively. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the requirements of the TSX and the NYSE American has authorized the listing of the Offered Shares distributed under the Offering.

The Company has entered into an equity distribution agreement dated July 27, 2022 (the "Distribution Agreement") with BMO Nesbitt Burns Inc. (the "Canadian Agent") and BMO Capital Markets Corp. (the "U.S. Agent" and, together with the Canadian Agent, the "Agents"), pursuant to which the Company may distribute up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. See "Plan of Distribution". BMO Nesbitt Burns Inc. will only be offering the Offered Shares in Canada. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company's registration statement on Form F-10 (File No. 333-265633) (the "Registration Statement"), as amended, filed with the United States Securities and Exchange Commission (the "SEC") of which this Prospectus Supplement forms a part.

Sales of Offered Shares, if any, under this Prospectus Supplement will be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), involving sales made directly on the TSX, the NYSE American or on any other trading market for the Common Shares in Canada or the United States or as otherwise agreed between the Agents and us. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The U.S. Agent is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, the Canadian Agent will only sell Common Shares on marketplaces in Canada and the U.S. Agent will only sell Common Shares on marketplaces in the United States. See "Plan of Distribution".

Platinum will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the "Commission"). The amount of the Commission shall not exceed 3.0% of the gross sales price per Offered Share sold; provided that, the Company shall not be obligated to pay the Commission on any sale of Offered Shares that is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the United States or Canada or (iii) failure by the Agents to comply with their obligations under the terms of the Distribution Agreement. In addition, the Company has agreed to reimburse the Agents for certain expenses incurred in connection with the Offering. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement, will be approximately US$300,000. See "Plan of Distribution".

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and such financial statements are subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this Prospectus Supplement and consult their own tax advisors. See "Certain U.S. Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, certain of the officers and directors are not residents of the United States, that some or all of the Agents or experts named in this Prospectus Supplement and in the accompanying Prospectus are not residents of the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States. See "Enforceability of Certain Civil Liabilities".

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this Prospectus Supplement and the accompanying Prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See "Risk Factors".

In connection with the sale of the Offered Shares on our behalf, the Agents may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

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As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement and the accompanying Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See "Plan of Distribution".

Each of Diana Walters, John Copelyn, and Paul Mpho Makwana, each of whom are directors of the Company, and Charles Muller and Gordon Cunningham, each of whom is a named expert in this Prospectus Supplement, resides outside of Canada and has appointed Platinum Group Metals Ltd., Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada,V6E 4A6 as their agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See "Agent for Service of Process" in the Prospectus accompanying this Prospectus Supplement.

Our head office is located at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6. Our registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement and the accompanying Prospectus or incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. No offer of these securities is being made in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Unless otherwise indicated, all references in this Prospectus Supplement and the accompanying Prospectus to "US$" or "$" are to U.S. dollars, and references to "C$" are to Canadian dollars. See "Currency Presentation and Exchange Rate Information".

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TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

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PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and updates the information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information, some of which does not apply to this Offering. To the extent the information contained in this Prospectus Supplement differs or varies from the information contained in the accompanying Prospectus or documents previously filed with the SEC that are incorporated by reference herein or therein, the information in this Prospectus Supplement will supersede such information. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. For a more detailed understanding of an investment in our Common Shares, you should read both this Prospectus Supplement and the accompanying Prospectus, together with the information incorporated by reference herein and therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this Prospectus Supplement. We have not, and the Agents have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Company nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this Prospectus Supplement and the accompanying Prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this Prospectus Supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company's website should not be deemed to be a part of this Prospectus Supplement and the accompanying Prospectus or incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

Market data and certain industry forecasts used in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless the context otherwise requires, all references in this Prospectus Supplement to "the Company", "Platinum Group Metals", "Platinum Group", "Platinum", "we", "us", or "our" refer to Platinum Group Metals Ltd. and the subsidiaries through which it conducts its business unless otherwise indicated.

Unless otherwise specified, all financial information has been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. All mineral resource and reserve estimates included in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein, have been or will be prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC. Consequently, mineral reserve and mineral resource information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101, which differs significantly from the requirements of the SEC under subpart 1300 of Regulation S-K (the "SEC Modernization Rules"). The Company is not currently subject to the SEC Modernization Rules. Accordingly, the Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

RESERVE AND RESOURCE DISCLOSURE

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101. The mineral resource and mineral reserve figures referred to in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated herein and therein by reference are estimates and no assurances can be given that the indicated levels of minerals will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this Prospectus Supplement include, without limitation, statements with respect to:

• the timing and completion of sales of Offered Shares under the Offering;

• the use of proceeds from the Offering and our plans and objectives with respect to the Offering;

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with Impala Platinum Holdings Ltd. ("Implats") or another third-party smelter/refiner;

• the projections set forth or incorporated into, or derived from, the Waterberg DFS (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Igneous Complex in South Africa, approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of appeals filed against the regulator's decision to grant the mining right for the Waterberg Project and the outcome of a review application to set aside a decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the group's appeal against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the negotiation and execution of long term access agreements, on reasonable terms, with communities recognized as titled landowners of three farms where surface and underground mine infrastructure is planned, and rezoning for mining use;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• the impacts of COVID-19 on our operations;

• risks related to geopolitical events and other uncertainties, such as the conflict in Ukraine;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• revenue, cash flow and cost estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by subsidiary Lion Battery Technologies Inc., the Company's battery technology joint venture with Anglo Platinum Marketing Ltd., a subsidiary of Anglo American plc.;

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserve and mineral resource estimates; and

• potential changes in the ownership structures of the Company's projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports referred to in this Prospectus Supplement and the accompanying Prospectus, in the documents incorporated by reference herein and therein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• future sales of Offered Shares under the Offering;

• the Company's additional financing requirements;

• the effect of future debt financing on the Company and its financial condition;

• the Company's history of losses and expectations that it will continue to incur losses until the Company's Waterberg Project reaches commercial production on a profitable basis;

• the Company's negative cash flow;

• uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of COVID-19 on the Company;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• the potential impact of international conflict and geopolitical tensions and events on the Company;

• if the Company fails to qualify as an multi-jurisdictional disclosure system issuer that is eligible to file its SEC annual report on Form 40-F, it will be unable to reference a NI 43-101 report or any mineral resources or mineral reserves in its SEC annual report or certain SEC registration statements unless in compliance with the SEC's Modernization Rules;

• fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended;

• Implats or another third party may not offer appropriate contractual smelting and/or refining arrangements to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.");

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the other shareholders of Waterberg JV Co., or Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), a South African Broad-Based Black Economic Empowerment company;

• the outcome of appeals filed against the regulator's decision to grant the mining right for the Waterberg Project and the outcome of a review of application to set aside a decision by the DFFE to refuse condonation for the late filing of the group's appeal against the grant of an EA for the Waterberg Project;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any classification of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against the Company;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property, zoning and mineral title risks including defective title to mineral claims or property;

• changes in national, provincial and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire and construct infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002;

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018;

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the Common Shares;

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax and royalties systems in South Africa;

• a change in community relations;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• the exercise of stock options or settlement of restricted share units ("RSUs") resulting in dilution to the holders of Common Shares;

• future sales or issuances of equity securities decreasing the value of the Common Shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• global financial conditions;

• information systems and cyber security risks;

• the Company's discretion in the use of the net proceeds from the Offering; and

• other risks disclosed under the heading "Risk Factors" in this Prospectus Supplement.

These factors should be considered carefully, and investors should not place undue reliance on the Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

Although Platinum has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in Forward-Looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Statements. Investors and readers of this Prospectus Supplement should also carefully review the risk factors set out in this Prospectus Supplement under the heading "Risk Factors" and in the section titled "Risk Factors" in our Annual Information Form for the year ended August 31, 2021 ("AIF") .

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus Supplement and the accompanying Prospectus are references to United States dollars. All references to "C$" or "CAN$" and are to Canadian dollars, references to "$" or "US$" are to United States dollars and references to "R" or "Rand" are to South African Rand.

The audited consolidated financial statements of the Company as at and for the financial years ended August 31, 2020 and 2021, together with the notes thereto and the auditor's reports thereon (the "Annual Financial Statements") are presented in United States dollars. The United States dollar is also the currency used for quoting prices in the Company's products. The Company's functional currency is the Canadian dollar, and its South African subsidiaries' functional currency is the Rand.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars.

Canadian Dollars to U.S. Dollars	Twelve Months Ended August 31,
	2021 (US$)	2020 (US$)
Rate at end of period	0.7926	0.7668
Average rate for period	0.7887	0.7436
High for period	0.8306	0.7710
Low for period	0.7465	0.6898

Canadian Dollars to U.S. Dollars	Nine Months Ended May 31,
	2022 (US$)	2021 (US$)
Rate at end of period	0.7906	0.8284
Average rate for period	0.7899	0.7836
High for period	0.8111	0.8298
Low for period	0.7669	0.7465

The daily average rate of exchange on July 26, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7762.

The following table sets forth the rate of exchange for Canadian dollars expressed in Rand in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into Rands.

Canadian Dollars to South African Rands	Twelve Months Ended August 31,
	2021 (R)	2020 (R)
Rate at end of period	11.5115	12.9517
Average rate for period	11.8256	11.9391
High for period	12.8816	13.5501
Low for period	11.1532	10.7342

Canadian Dollars to South African Rands	Nine Months Ended May 31,
	2022 (R)	2021 (R)
Rate at end of period	12.3442	11.3869
Average rate for period	12.0680	11.9128
High for period	12.7129	12.8816
Low for period	11.1857	11.3237

The daily average rate of exchange on July 26, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into Rands was C$1.00 equals R13.1285.

The following table sets forth the rate of exchange for U.S. dollars expressed in Rand in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange as reported by the Federal Reserve Bank of New York for conversion of U.S. dollars into Rand.

U.S. Dollars to South African Rand	Twelve Months Ended August 31,
	2021 (R)	2020 (R)
Rate at end of period	14.5075	16.915
Average rate for period	15.0013	16.1046
High for period	17.1875	19.04
Low for period	13.45	13.973

U.S. Dollars to South African Rand	Nine Months Ended May 31,
	2022 (R)	2021 (R)
Rate at end of period	15.5925	13.7475
Average rate for period	15.2703	15.2143
High for period	16.2250	17.1875
Low for period	14.1300	13.7475

The exchange rate on July 22, 2022 as reported by the Federal Reserve Bank of New York for the conversion of U.S. dollars into Rand was US$1.00 equals R16.8300.

NOTICE REGARDING NON-IFRS MEASURES

The documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS, as issued by the IASB, such as cash costs, all-in sustaining costs and total costs per payable ounce, realized price per ounce, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the accompanying Prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this Prospectus Supplement and not delivered with this Prospectus Supplement may be obtained on written or oral request without charge from Frank Hallam at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone (604) 899-5450 and are also available electronically at www.sedar.com and www.sec.gov.

The following documents of the Company are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a) our Annual Information Form for the financial year ended August 31, 2021, dated November 24, 2021;

(b) the management information circular of the Company dated January 11, 2022 prepared for the purposes of the annual general meeting of the Company held on February 28, 2022 at which each of the Company's directors were elected and the shareholders approved all other matters submitted to a shareholder vote;

(c) the Annual Financial Statements;

(d) the management's discussion and analysis of the Company for the financial year ended August 31, 2021;

(e) the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended May 31, 2022, together with the notes thereto;

(f) the management's discussion and analysis of the Company for the nine months ended May 31, 2022;

(g) the technical report and updated mineral resource estimate entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019 with an effective date of resources and reserves of September 4, 2019;

(h) the material change report of the Company filed June 22, 2022 announcing the filing of the Prospectus on June 21, 2022;

(i) the material change report of the Company filed February 14, 2022 announcing the closing on February 11, 2022 of a non-brokered private placement of 3,539,823 Common Shares at price of US$1.695 per Common Share for gross proceeds of US$6.0 million;

(j) the material change report of the Company filed February 11, 2022 announcing the completion of the privately negotiated purchase and cancellation of the Company's US$20.0 million 6-7/8% Convertible Senior Subordinated Notes (the "Convertible Notes") due July 1, 2022 pursuant to the agreements previously announced on January 20, 2022. On the purchase of the Convertible Notes, the Company issued to the holders, on a private placement basis, an aggregate of 11,793,509 Common Shares in consideration for the principal outstanding balance of the Convertible Notes; and

(k) the material change report of the Company filed January 20, 2022 announcing that the Company had entered into privately negotiated agreements with beneficial owners of the Convertible Notes under which the Company would purchase and cancel the Convertible Notes.

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by us with a Commission after the date of this Prospectus Supplement and prior to the termination of an Offering under this Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

If Platinum disseminates a news release in respect of previously undisclosed information that, in Platinum's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), Platinum will identify such news release as a "designated news release" for the purposes of this Prospectus Supplement and the accompanying Prospectus in writing on the face page of the version of such news release that Platinum files on SEDAR (each such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for the purposes of the Offering.

Any such document filed by us with the SEC or furnished by us to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus Supplement (and prior to the termination of an Offering) shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus and the Registration Statement (in the case of a Report on Form 6-K or Form 8-K, only if and to the extent expressly provided for therein).  In addition, any other document filed or furnished by us to the SEC shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus and the Registration Statement to the extent expressly provided for therein.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus, or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the accompanying Prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus Supplement, except as so modified or superseded.

References to the Company's website or any other website in this Prospectus Supplement, the accompanying Prospectus, or any documents that are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Prospectus and the Company disclaims any such incorporation by reference.

ADDITIONAL INFORMATION

We have filed the Registration Statement with the SEC. This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the accompanying Prospectus but contained in the Registration Statement is available on the SEC's Electronic Data Gathering and Retrieval System ("EDGAR") under the Company's profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in all of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (1) the Distribution Agreement; (2) the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus; (3) the consent of PricewaterhouseCoopers LLP and certain experts; (4) powers of attorney from certain directors and officers of the Company; (5) a form of debt indenture; and (6) a filing fee table.

BUSINESS OF THE COMPANY

The Company is a platinum and palladium focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's material subsidiaries are comprised of one wholly owned company, a 49.9% holding in a second company and a direct and indirect 50.02% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa, and a 53.7% holding in a fourth company incorporated in British Columbia.

The Company conducts its South African exploration and development work through its wholly owned direct subsidiary, Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA").

The Waterberg Project is held by Waterberg JV Co., in which the Company is the largest owner, with a 50.02% beneficial interest, of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA's 49.9% interest in Mnombo, a broad-based black economic empowerment ("BEE") company which holds 26.0% of Waterberg JV Co. The remaining interests in Waterberg JV Co. are held as to 12.195% by a nominee of Japan, Oil, Gas and Metals National Corporation ("JOGMEC"), 9.755% by Hanwa Co. Ltd. ("Hanwa") and 15.0% by Implats. See Item 5.3 - Mineral Property Interests in the AIF for more details.

The following chart represents the Company's corporate organization as at the date of this Prospectus Supplement:

Notes:

(1) Remaining 46.3% interest owned by Anglo Platinum Marketing Ltd., a subsidiary of Anglo American plc.

(2) Remaining interest owned as to 12.195% by JOGMEC (through its nominee Tiger Gate Platinum (RF) Proprietary Limited), 9.755% by Hanwa and 15.0% by Implats.

(3) Remaining 50.1% interest owned by Mlibo Gladly Mgudlwa and Luyanda Mgudlwa. Qualified BEE company.

Further information with respect to the Company and its business, assets, properties, operations and history is provided in the accompanying Prospectus and in the AIF and other documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. Readers are encouraged to thoroughly review these documents as they contain important information about the Company. See "Documents Incorporated by Reference".

RISK FACTORS

An investment in our Common Shares involves a high degree of risk and must be considered a highly speculative investment due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production.

Prospective purchasers of the Offered Shares should carefully consider the risk factors set out below, the information set forth in the "Risk Factors" sections of the accompanying Prospectus and the AIF, and the other information included in this Prospectus Supplement and the accompanying Prospectus and in documents incorporated by reference herein and therein, before making an investment decision to purchase the Offered Shares. See "Documents Incorporated by Reference". Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, cause actual events to differ materially from those described in the Forward-Looking Statements and could result in a loss of your investment. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also have a material adverse effect on the Company.

Risks Relating to the Offering

No Certainty Regarding the Net Proceeds to the Company

There is no certainty that the maximum offering amount will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company's behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the Use of Proceeds

Our management team will have broad discretion in the application of the remaining net proceeds from this Offering and could spend or invest the proceeds in ways with which our shareholders disagree. Accordingly, investors will need to rely on our management team's judgment with respect to the use of these proceeds. However, the failure by management to apply these funds effectively could negatively affect our ability to operate and grow our business.

We cannot specify with certainty all of the particular uses for the net proceeds to be received from this Offering. Accordingly, we will have broad discretion in using these proceeds. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

At-the-Market Offering

Investors who purchase Offered Shares in this Offering at different times will likely pay difference prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

USE OF PROCEEDS

The amount of proceeds from the Offering will depend upon the number of Offered Shares sold and the market price at which they are sold. There can be no assurance that we will be able to sell any Offered Shares under or fully utilize the Distribution Agreement with the Agents as a source of financing. The gross proceeds of the Offering will be up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). The Agents will receive the Commission of up to 3.0% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. The sales proceeds remaining after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

Assuming the closing of the Offering in full, we intend to use the net proceeds of the Offering as follows:

General corporate purposes, including Waterberg Project pre-construction site work, engineering and preparation	US$	48,200,000
Estimated net proceeds of the Offering	US$	48,200,000

We have limited financial resources and do not generate any cash flow from current operations. As at May 31, 2022, we held cash of $13.6 million and had working capital of $13.6 million. Assuming the successful closing of this Offering in full, based on our planned Waterberg Project expenditures, and historical average monthly cash burn rate for general and administrative costs over the three month period ended May 31, 2022 of approximately $0.4 million (unaudited), we expect to have sufficient capital to maintain general operations, but not the construction capital required for the Waterberg Project, until 2025. After such time, we will require additional capital to satisfy our obligations. The Company will also require additional financing to fund its share of expected Waterberg project construction, development and ramp up costs. If we do not raise the maximum amount under the Offering, the date on which we require additional financing would be accelerated. If additional financing is raised by the issuance of shares from treasury of the Company or other securities convertible into Common Shares, control of the Company may change, security holders will suffer additional dilution and the price of our Common Shares may decrease. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of our properties, or even a loss of property interests.

The expected use of net proceeds of this Offering represents our current intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures in these areas may vary significantly from our current intentions and will depend upon a number of factors, including our ability to advance the Waterberg Project into production, actual expenses to operate our business, and other unforeseen events, including those listed under the "Risk Factors" section of this Prospectus Supplement and the accompanying Prospectus, the AIF and other documents incorporated by reference herein and therein. As of the date of this Prospectus Supplement, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this Offering.

Pending use of proceeds from this Offering, we intend to invest the proceeds in a variety of capital preservation investments, which may include long-term and short-term, investment-grade or FDIC-insured, interest-bearing instruments.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See "Risk Factors - Risks Relating to the Offering".

CONSOLIDATED CAPITALIZATION

Except as described in the interim financial statements of the Company and as outlined under "Prior Sales", since the date of the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended May 31, 2022, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, there has been no material change to the share and loan capital of the Company on a consolidated basis, other than as disclosed in this Prospectus Supplement and the accompanying Prospectus. Subsequent to May 31, 2022, and prior to the date of this Prospectus Supplement, no Common Shares reserved for issuance pursuant to outstanding stock options or RSUs have been issued pursuant to the exercise of outstanding options or settlement of outstanding RSUs. As a result of the Offering, the shareholder's equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

PLAN OF DISTRIBUTION

We have entered into the Distribution Agreement with the Agents, under which we may issue and sell our Common Shares from time to time up to an aggregate sales price of  US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States or as otherwise agreed between the Agents and us. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold at all.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Company will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company's behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to an applicable Agent or Agents shall be effective upon delivery unless and until (i) the applicable Agent or Agents declines to accept the terms contained in the placement notice or such Agent or Agents does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 3.0% of the gross sales price per Offered Share sold, provided however, that the Company shall not be obligated to pay the Agents any Commission on any sale of Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the United States or Canada, or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. The sales proceeds remaining after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares.

The applicable Agent or Agents will provide written confirmation to the Company following close of trading on the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the TSX, on the NYSE American or on any other marketplace in Canada or the United States), (ii) the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the TSX, on the NYSE American or on any other marketplace in Canada or the United States), (iii) the gross proceeds, (iv) the commission payable by the Company to the Agents with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company's annual and interim financial statements and related management's discussion and analysis, annual information forms and SEC annual reports, filed on www.sedar.com and with the SEC on EDGAR at www.sec.gov, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day (or such earlier day as is industry practice for regular-way trading) on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Corporation or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Company and the Agents may agree.

The U.S. Agent is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, the Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agent will only sell Offered Shares on marketplaces in the United States.

In connection with the sales of the Offered Shares on the Company's behalf, each of the Agents may be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Company has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement and the accompanying Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$300,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earliest of (i) July 21, 2024, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

The Common Shares are listed on the TSX and the NYSE American. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to Platinum fulfilling all of the requirements of the TSX. The NYSE American has authorized the listing of certain Offered Shares distributed under the Offering.

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, the Company has issued the following Common Shares and securities convertible into Common Shares.

Issuance Date	Number of Common Shares		Price per Issuance
			(US$)	(C$)
August 10, 2021	11,200	(1)		2.61
August 10, 2021	4,000	(1)		1.81
August 2021	454,240	(2)	2.78
September 16, 2021	11,000	(3)		2.90
September 2021	635,865	(2)	2.69
October 2021	1,324,488	(2)	2.38
November 10, 2021	10,000	(1)		2.61
November 2021	2,611,646	(2)	2.75
December 17, 2021	43,244	(3)		2.38
December 20, 2021	93,438	(3)		2.38
December 21, 2021	16,666	(3)		2.38
December 2021	608,735	(2)	2.01
January 7, 2022	13,200	(2)	1.90
February 4, 2022	7,073,746	(4)	1.70
February 10, 2022	4,719,763	(4)	1.70
February 11, 2022	3,539,823	(5)	1.70
February 2022	305,046	(2)	2.07
March 2022	2,467,499	(2)	2.37
April 12, 2022	93,508	(3)		2.53
April 2022	20,182	(2)	2.26
June 2022	18,590	(2)	2.10
June 3, 2022	1,833	(3)		2.40
June 28, 2022	148,333	(1)		1.81
TOTAL	24,226,045

Notes:

(1) Issued pursuant to the exercise of stock options.

(2) Issued pursuant to a US at-the-market offering of Common Shares commenced in February 2021.

(3) Issued pursuant to the settlement of RSUs.

(4) Issued for the purchase and cancellation of the Company's convertible notes.

(5) Issued to pursuant to a private placement.

During the 12 months preceding the date of this Prospectus Supplement, the Company has issued the following securities convertible into Common Shares at the following prices which remain outstanding at the date of this Prospectus Supplement:

Issuance Date	Class of Security	Number of Securities	Price per Security (C$)
August 9, 2021	Options	99,000	3.90
August 9, 2021	RSUs	22,000	N/A
September 10, 2021	Options	42,000	3.40
December 15, 2021	Options	1,210,000	2.32
December 15, 2021	RSUs	211,787	N/A
February 28, 2022	Options	21,000	2.52

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the TSX under the trading symbol "PTM" and on the NYSE American under the trading symbol "PLG". The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE American for the periods indicated:

TSX - PTM

Month	High (C$/share)(1)	Low (C$/share) (1)	Volume (# of shares)
July 2021	4.64	3.56	1,786,246
August 2021	3.98	3.20	1,051,071
September 2021	3.66	2.29	1,746,464
October 2021	3.20	2.33	2,096,228
November 2021	4.02	2.59	2.837,233
December 2021	2.76	1.99	2,048,958
January 2022	2.67	1.83	2,669,114
February 2022	2.84	1.91	2,313,480
March 2022	3.66	2.44	4,020,506
April 2022	2.88	1.99	2,157,334
May 2022	2.69	1.58	2,473,961
June 2022	2.48	1.68	1,124,200
July 1- 26, 2022	1.88	1.57	542,555

Note:

(1) Based on intra-day highs and lows.

NYSE American - PLG

Month	High (US$/share)(1)	Low (US$/share) (1)	Volume (# of shares)
July 2021	3.72	2.78	12,414,300
August 2021	3.20	2.47	9,766,600
September 2021	2.92	1.79	23,414,000
October 2021	2.60	1.84	17,868,100
November 2021	3.19	2.01	24,964,100
December 2021	2.18	1.56	17,579,600
January 2022	2.13	1.44	17,505,500
February 2022	2.22	1.50	14,233,800

Month	High (US$/share)(1)	Low (US$/share) (1)	Volume (# of shares)
March 2022	2.84	1.95	34,638,600
April 2022	2.29	1.55	17,741,500
May 2022	2.12	1.21	20,990,400
June 2022	1.98	1.30	9,906,400
July 1-26, 2022	1.42	1.20	6,160,936

Note:

(1) Based on intra-day highs and lows.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. The board of directors of the Company (the "Board") may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the Board considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the Board and will depend on our capital requirements, results of operations and such other factors as the Board considers relevant.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares without par value. As of July 26, 2022, there were 98,946,322 Common Shares issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding-up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Offered Shares acquired pursuant to this Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership and disposition of the Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Offered Shares.

No ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable, and, in each case, as in effect and available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the United States;

• a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Offered Shares that is not a U.S. Holder and not classified as a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from or relating to the acquisition, ownership or disposition of the Offered Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other flow-through entities (and partners or other owners thereof); (i) are S corporations (and shareholders thereof); (j) are subject to the alternative minimum tax; (k) are subject to special tax accounting rules with respect to the Offered Shares; (l) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (m) are U.S. expatriates or former long-term residents of the U.S.; or (n) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or are otherwise subject to taxing jurisdictions other than, or in addition to, the U.S. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Offered Shares.

In particular, it is noted that the Company may be or may become a "controlled foreign corporation" for U.S. federal income tax purposes, and therefore, if a U.S. Holder owns 10% or more of the Company's stock by voting power or value directly, indirectly and/or under the applicable attribution rules, the U.S. federal income tax consequences to such U.S. Holder of owning Offered Shares may be significantly different than those described below in several respects. If a U.S. Holder owns 10% or more of the Company's stock by voting power or value directly, indirectly and/or under the applicable attribution rules, such holder should consult its own tax advisors regarding the U.S. federal income tax rules applicable to an investment in a controlled foreign corporation.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner, owner or participant. Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Passive Foreign Investment Company Rules

PFIC Status

If the Company was to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of the Offered Shares. Based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if the Company (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Offered Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Offered Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Offered Shares; and (b) any "excess distribution" received on the Offered Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Offered Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Offered Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Offered Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Offered Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be "marketable stock" if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Offered Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Offered Shares, over (b) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a "step up" in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

General Rules Applicable to the Ownership and Disposition of Offered Shares

The following discussion is subject, in its entirety, to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares. (See "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company does not intend to maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Offered Shares sold or otherwise disposed of. A U.S. Holder's tax basis in Offered Shares generally will be such U.S. Holder's U.S. dollar cost for such Offered Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to this Prospectus Supplement and the accompanying Prospectus and who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company and the Agents, is not affiliated with the Company or the Agents, and will acquire and hold such Offered Shares as capital property (each, a "Holder"), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (a) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is or would constitute a "tax shelter investment" as defined in the Tax Act; (c) that is a "specified financial institution" as defined in the Tax Act; (d) that is a corporation resident in Canada (for the purposes of the Tax Act) or a corporation that does not deal at arm's length with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing at arm's length for the purposes of the "foreign affiliate dumping" rules Section 212.3 of the Tax Act, all within the meaning of the Tax Act; (e) that reports its "Canadian tax results" in a currency other than Canadian currency, as defined in the Tax Act; (f) that is exempt from tax under the Tax Act; or (g) that has entered into, or will enter into, a "synthetic disposition arrangement" or a "derivative forward agreement" with respect to the Offered Shares, as those terms are defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the "Tax Proposals") which have been announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-U.S. Tax Convention, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or any changes in the CRA's administrative policies and assessing practices, whether by way of judicial, legislative or governmental decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial, or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business, or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Amounts Determined in Canadian Dollars

Generally, for purposes of the Tax Act, all amounts relating to the Offered Shares (including dividends, cost, adjusted cost base, and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars or other currencies must be converted into Canadian dollars using the daily exchange rate published by the Bank of Canada on the particular date the particular amount arose, or such other rate of exchange as may be accepted by the CRA. Holders may therefore realize additional income or gain by virtue of changes in foreign exchange rates and are advised to consult with their own tax advisors in this regard. Currency tax issues are not discussed further in this summary.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a "Resident Holder"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other "Canadian security" (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and be subject to the gross up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross up and dividend tax credit for "eligible dividends" properly designated as such by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends. Taxable dividends received by such Resident Holder who is an individual (including certain trusts) may give rise to minimum tax under the Tax Act.

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and will normally be deductible in computing such Resident Holder's taxable income, subject to certain restrictions and special rules under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors with respect to the application of subsection 55(2) of the Tax Act having regard to their own circumstances.

A Resident Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the year.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

Generally, one half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in the Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss incurred by a Resident Holder (an "allowable capital loss") must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

Capital gains realized by an individual (including certain trusts) may result in the individual paying minimum tax under the Tax Act.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or a "substantive CCPC" (within the meaning of the Notice of Ways and Means Motion to amend the Tax Act and other legislation released by the Minister of Finance on April 7, 2022) may be liable to pay an additional refundable tax on its "aggregate investment income", which is defined in the Tax Act to include an amount in respect of taxable capital gains.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a "Non-Resident Holder"). The term "U.S. Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares, unless the Offered Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Generally, as long as the Offered Shares are then listed on a designated stock exchange (which currently includes the TSX and NYSE American), the Offered Shares will not constitute "taxable Canadian property" of a Non-Resident Holder at that time unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons which do not deal at arm's length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares in the capital of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances.

Even if the Offered Shares are considered to be "taxable Canadian property" to a Non-Resident Holder, the Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares if the Offered Shares are "treaty-protected property" of the Non-Resident Holder at the time of the disposition. In the case of a U.S. Holder, the Offered Shares of such U.S. Holder will generally constitute "treaty-protected property" for purposes of the Tax Act unless the value of the Offered Shares is derived principally from real property situated in Canada. For this purpose, "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

If Offered Shares are taxable Canadian property of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under "Residents of Canada - Disposition of Offered Shares" and "Residents of Canada - Taxation of Capital Gains and Losses" will generally apply.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own advisors.

LEGAL MATTERS

Unless otherwise specified in this Prospectus Supplement relating to any offering of securities under this Prospectus Supplement and the accompanying Prospectus, certain legal matters in connection with the Offering will be passed upon on our behalf by Gowling WLG (Canada) LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to U.S. legal matters, and on behalf of the Agents by Blake, Cassels & Graydon LLP as to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP as to U.S. legal matters.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia, and in the United States is Computershare Trust Company, N.A., at its principal offices in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

INTEREST OF EXPERTS

The technical information, mineral reserve and mineral resource estimates and economic estimates relating to the Waterberg Project included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below. The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement and the accompanying Prospectus, either directly or in a document incorporated by reference.

Name	Description
Charles Muller, B.Sc. Hons (Geology), Pr. Sci. Nat. CJM Consulting (Pty) Ltd.	Co-authored the Waterberg DFS, which is incorporated by reference herein and referred to in other filings made under NI 51-102 by the Company during the year ended August 31, 2021.
Gordon Cunningham, B.Eng. (Chemical), Pr. Eng. (ECSA) Turnberry Projects (Pty) Ltd.	Co-authored the Waterberg DFS, which is incorporated by reference herein and referred to in other filings made under NI 51-102 by the Company during the year ended August 31, 2021.
Michael Murphy, P.Eng. Stantec Consulting International Ltd.	Co-authored the Waterberg DFS, which is incorporated by reference herein and referred to in other filings made under NI 51-102 by the Company during the year ended August 31, 2021.
Robert van Egmond, P. Geo. RAVEX Consulting	Independent Qualified Person ("QP"), has reviewed and approved technical disclosure in all of the Company's most recently completed financial year disclosure documents, 2021 Management, Discussion and Analysis and the AIF (other than disclosure from the Waterberg DFS already attributed to author QPs).

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report, opinion or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company's associates or affiliates

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or will receive a direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

Except as otherwise stated above, none of the aforementioned persons, nor any director, officer, employee, consultant or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Applicable consents of the experts named in this Prospectus Supplement have been previously filed or are being filed, as applicable, with Canadian securities regulatory authorities under the Company's profile on SEDAR at www.sedar.com and with the SEC as part of the Registration Statement.

INDEPENDENT AUDITOR

Our auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, report that they are independent from us within the meaning of the Code of Professional Conduct of Chartered Professional Accountants of British Columbia, Canada, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated June 13, 2022, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus Supplement, the accompanying Prospectus as well as the documents incorporated by reference herein and therein to be filed in relation to an "at-the-market" distribution. This exemption is granted on the condition that this Prospectus Supplement and the accompanying Prospectus (other than in relation to an "at-the-market" distribution) be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a company organized and existing under the Business Corporations Act (British Columbia). A majority of our directors and officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Platinum Group Metals Ltd. at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone (604) 899-5450 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	June 21, 2022

PLATINUM GROUP METALS LTD.

US$250,000,000
Common Shares
Debt Securities
Warrants
Subscription Receipts
Units

Platinum Group Metals Ltd. (the "Company") may offer and sell, from time to time (the "Offerings"), common shares of the Company ("Common Shares"), debt securities ("Debt Securities"), warrants to purchase Common Shares ("Warrants") or subscription receipts ("Subscription Receipts") or any combination of such securities ("Units") (all of the foregoing collectively, the "Securities") up to an aggregate initial offering price of US$250,000,000 (or its equivalent in Canadian dollars) during the 25-month period that this short form base shelf prospectus (this "Prospectus"), including any amendments hereto, remains effective. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement"). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by us or one of our subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of among other things, Securities, cash and assumption of liabilities.

The Offerings are made by a Canadian issuer that is permitted under a multijurisdictional disclosure system adopted by securities regulatory authorities in Canada and the United States (the "MJDS") to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular Offering and consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that the majority of the Company's officers and directors and some or all of the experts named in this Prospectus are residents of a country other than the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Neither the United States Securities and Exchange Commission (the "SEC") nor any state or Canadian securities regulator has approved or disapproved of the Securities, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Securities may be sold from time to time in one or more transactions at a fixed price, at prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), including sales made directly on the Toronto Stock Exchange (the "TSX") or NYSE American, LLC ("NYSE American"), if applicable,  or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company. See "Plan of Distribution".

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Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading "Risk Factors" in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered, and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

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This Prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance debt securities, including Debt Securities convertible into other Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery has been obtained or is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. See "Plan of Distribution".

In connection with any Offerings, subject to applicable laws and other than an "at-the-market distribution", unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters', dealers' or agents' over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See "Plan of Distribution".

No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer may, in connection with an "at-the-market distribution" over-allot Securities in connection with such distribution or enter into any transactions or effect any other transactions that are intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Our outstanding Common Shares are listed and posted for trading on the TSX under the symbol "PTM" and on the NYSE American under the symbol "PLG". On June 20, 2022 and June 17, 2022, the last trading days of the Common Shares on the TSX and NYSE American respectively prior to the date of this Prospectus, the closing price of the Common Shares on the TSX and NYSE American was CAN$2.04 and US$1.60, respectively. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts and the Units will not be listed on any securities exchange. There is no market through which these Securities (other than Common Shares) may be sold and purchasers may not be able to resell these Securities (other than Common Shares) purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See "Risk Factors".

- iv -

Our head office is located at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6. Our registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

Each of Diana Walters, John Copelyn, and Paul Mpho Makwana, each of whom are directors of the Company, and Charles Muller and Gordon Cunningham, each of whom is a named expert in this Prospectus, resides outside of Canada and has appointed Platinum Group Metals Ltd., Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6 as their agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against Ms. Walters, Mr. Copelyn, Mr. Makwana, Mr. Muller and Mr. Cunningham, even though they have appointed an agent for service of process.

- v -

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms "we", "our", "us" and the "Company" refer to Platinum Group Metals Ltd. and our direct and indirect subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under the MJDS to prepare this Prospectus, any Prospectus Supplement, and the documents incorporated by reference herein and therein in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. All mineral resource and reserve estimates included in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein, have been or will be prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC. Consequently, mineral reserve and mineral resource information included and incorporated by reference in this Prospectus and any Prospectus Supplement is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101, which differs significantly from the requirements of the SEC under subpart 1300 of Regulation S-K (the "SEC Modernization Rules"). The Company is not currently subject to the SEC Modernization Rules. Accordingly, the Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

RESERVE AND RESOURCE DISCLOSURE

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101. The mineral resource and mineral reserve figures referred to in this prospectus and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this Prospectus include, without limitation, statements with respect to:

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with Impala Platinum Holdings Ltd. ("Implats") or another third-party smelter/refiner;

• the projections set forth or incorporated into, or derived from, the Waterberg DFS (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Igneous Complex in South Africa, approximately 85 km north of the town of Mokopane;

• the Company's expectations with respect to the outcome of appeals filed against the regulator's decision to grant the mining right for the Waterberg Project and the outcome of a review application to set aside a decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the group's appeal against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the negotiation and execution of long term access agreements, on reasonable terms, with communities recognized as titled landowners of three farms where surface and underground mine infrastructure is planned, and rezoning for mining use;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• the impacts of COVID-19 on our operations;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• revenue, cash flow and cost estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by subsidiary Lion Battery Technologies Inc., the Company's battery technology joint venture with Anglo Platinum Marketing Ltd., a subsidiary of Anglo American plc.;

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserve and mineral resource estimates; and

• potential changes in the ownership structures of the Company's projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports referred to in this Prospectus and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the Company's additional financing requirements;

• the effect of future debt financing on the Company and its financial condition;

• the Company's history of losses and expectations that it will continue to incur losses until the Company's Waterberg Project reaches commercial production on a profitable basis;

• the Company's negative cash flow;

• uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of COVID-19 on the Company;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• the potential impact of international conflict and geopolitical tensions and events on the Company;

• the Company anticipates filing its annual report on a Form 40-F using the MJDS.  If the Company fails to qualify as an MJDS issuer it will be unable to reference a NI 43-101 report or any mineral resources or mineral reserves if they are not in compliance with the SEC's Modernization Rules;

• fluctuations in the relative values of the U.S. Dollar, the South African Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended;

• Implats or another third party may not offer appropriate contractual smelting and/or refining arrangements to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.");

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the other shareholders of Waterberg JV Co., or Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), a South African Broad-Based Black Economic Empowerment company;

• the outcome of appeals filed against the regulator's decision to grant the mining right for the Waterberg Project and the outcome of a review of application to set aside a decision by the DFFE to refuse condonation for the late filing of the group's appeal against the grant of an EA for the Waterberg Project;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against the Company;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property, zoning and mineral title risks including defective title to mineral claims or property;

• changes in national, provincial and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire and construct infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 ("Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire the Common Shares;

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• interruptions, shortages or cuts in the supply of electricity or water;

• characteristics of and changes in the tax and royalties systems in South Africa;

• a change in community relations;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• the exercise of stock options or settlement of restricted share units resulting in dilution to the holders of Common Shares;

• future sales or issuances of equity securities decreasing the value of the Common Shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• global financial conditions;

• that the Company may be a "passive foreign investment company" for its current and future tax years;

• information systems and cyber security risks;

• the Company's discretion in the use of the net proceeds from an Offering;

• the absence of a public market for certain of the Securities;

• the Debt Securities will be structurally subordinated to any indebtedness of the Company's subsidiaries;

• changes in interest rates and the impact on the Debt Securities; and

• other risks disclosed under the heading "Risk Factors" in this Prospectus.

These factors should be considered carefully, and investors should not place undue reliance on the Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to United States dollars. All references to "C$" or "CAN$" and are to Canadian dollars, references to "$" or "US$" are to United States dollars and references to "R" or "Rand" are to South African Rand.

The audited consolidated financial statements of the Company as at and for the financial years ended August 31, 2020 and 2021, together with the notes thereto and the auditor's reports thereon (the "Annual Financial Statements") are presented in United States dollars. The United States dollar is also the currency used for quoting prices in the Company's products. The Company's functional currency is the Canadian dollar, and its South African subsidiaries' functional currency is the Rand.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars.

Canadian Dollars to U.S. Dollars	Twelve Months Ended August 31,
	2021 (US$)	2020 (US$)
Rate at end of period	0.7926	0.7668
Average rate for period	0.7887	0.7436
High for period	0.8306	0.7710
Low for period	0.7465	0.6898

Canadian Dollars to U.S. Dollars	Six Months Ended February 28,
	2022 (US$)	2021 (US$)
Rate at end of period	0.7875	0.7883
Average rate for period	0.7916	0.7717
High for period	0.8111	0.7981
Low for period	0.7727	0.7465

The daily average rate of exchange on June 20, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7696.

The following table sets forth the rate of exchange for Canadian dollars expressed in Rand in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into Rands.

Canadian Dollars to South African Rands	Twelve Months Ended August 31,
	2021 (R)	2020 (R)
Rate at end of period	11.5115	12.9517
Average rate for period	11.8256	11.9391
High for period	12.8816	13.5501
Low for period	11.1532	10.7342

Canadian Dollars to South African Rands	Six Months Ended February 28,
	2022 (R)	2021 (R)
Rate at end of period	12.1536	11.9005
Average rate for period	12.0856	12.0334
High for period	12.7129	12.8816
Low for period	11.1857	11.3482

The daily average rate of exchange on June 20, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into Rands was C$1.00 equals R12.3442.

The following table sets forth the rate of exchange for U.S. dollars expressed in Rand in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the average daily rate of exchange as reported by the Federal Reserve Bank of New York for conversion of U.S. dollars into Rand.

U.S. Dollars to South African Rand	Twelve Months Ended August 31,
	2021 (R)	2020 (R)
Rate at end of period	14.5075	16.915
Average rate for period	15.0013	16.1046
High for period	17.1875	19.04
Low for period	13.45	13.973

U.S. Dollars to South African Rand	Six Months Ended February 28,
	2022 (R)	2021 (R)
Rate at end of period	15.3975	15.1575
Average rate for period	15.2574	15.6119
High for period	16.225	17.1875
Low for period	14.13	14.52

The exchange rate on June 10, 2022 as reported by the Federal Reserve Bank of New York for the conversion of U.S. dollars into Rand was US$1.00 equals R15.8334.

NOTICE REGARDING NON-IFRS MEASURES

This Prospectus and the documents incorporated by reference herein include certain terms or performance measures that are not defined under International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), such as cash costs, all-in sustaining costs and total costs per payable ounce, realized price per ounce, adjusted net income (loss) before tax, adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Financial Statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada (the "Commissions") and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, telephone (604) 899-5450. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com and on EDGAR, which can be accessed online at www.sec.gov.

The following documents of the Company are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the Annual Information Form for the year ended August 31, 2021 ("AIF") filed on SEDAR at www.sedar.com;

(b) the management information circular of the Company dated January 11, 2022 prepared for the purposes of the annual general meeting of the Company held on February 28, 2022 at which each of the Company's directors were elected and the shareholders approved all other matters submitted to a shareholder vote;

(c) the Annual Financial Statements;

(d) the management's discussion and analysis of the Company for the financial year ended August 31, 2021;

(e) the unaudited interim condensed consolidated financial statements of the Company for the three and six months ended February 28, 2022, together with the notes thereto;

(f) the management's discussion and analysis of the Company for the six months ended February 28, 2022;

(g) the technical report and updated mineral resource estimate entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019 with an effective date of resources and reserves of September 4, 2019;

(h) the material change report of the Company filed February 14, 2022 announcing the closing on February 11, 2022 of a non-brokered private placement of 3,539,823 Common Shares at price of US$1.695 per Common Share for gross proceeds of US$6.0 million;

(i) the material change report of the Company filed February 11, 2022 announcing the completion of the privately negotiated purchase and cancellation of the Company's US$20.0 million 6 7/8% Convertible Senior Subordinated Notes (the "Convertible Notes") due July 1, 2022 pursuant to the agreements previously announced on January 20, 2022.  On the purchase of the Convertible Notes, the Company issued to the holders, on a private placement basis, an aggregate of 11,793,509 Common Shares in consideration for the principal outstanding balance of the Convertible Notes; and

(j) the material change report of the Company filed January 20, 2022 announcing that the Company had entered into privately negotiated agreements with beneficial owners of the Convertible Notes under which the Company would purchase and cancel the Convertible Notes.

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 -Short Form Prospectus Distributions that are filed by us with a Commission after the date of this Prospectus and prior to the termination of an Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus. In addition, any document filed by us with the SEC or furnished to the SEC on Form 6-K or otherwise after the date of this Prospectus (and prior to the termination of an Offering) shall be deemed to be incorporated by reference into this Prospectus and the registration statement on Form F-10 of which this Prospectus forms a part (the "Registration Statement") (in the case of a Report on Form 6-K, if and to the extent expressly provided for therein).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus (except in the case of an "at the market distribution" as defined in NI 44-102 or in cases where an exemption from such delivery requirements has been obtained) and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Reference to the Company's website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

ADDITIONAL INFORMATION

We have filed with the SEC the Registration Statement. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the Registration Statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and applicable Canadian securities legislation, and in accordance therewith file and furnish reports and other information with the SEC and with the securities regulators in Canada. Under the MJDS, documents and other information that we file and furnish with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies. Our reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) consents of PricewaterhouseCoopers LLP and the persons named under "Interest of Experts" herein; (iii) powers of attorney from certain directors and officers of the Company; (iv) the form of Indenture (as defined below); and (v) a filing fee table. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

BUSINESS OF THE COMPANY

The Company is a platinum and palladium focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's material subsidiaries are comprised of one wholly owned company, a 49.9% holding in a second company and a direct and indirect 50.02% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa, and a 53.7% holding in a fourth company incorporated in British Columbia.

The Company conducts its South African exploration and development work through its wholly owned direct subsidiary, Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA").

The Waterberg Project is held by Waterberg JV Co., in which the Company is the largest owner, with a 50.02% beneficial interest, of which 37.05% is held directly by PTM RSA and 12.974% is held indirectly through PTM RSA's 49.9% interest in Mnombo, a broad-based black economic empowerment ("BEE") company which holds 26.0% of Waterberg JV Co.  The remaining interests in Waterberg JV Co. are held as to 12.195% by a nominee of Japan, Oil, Gas and Metals National Corporation ("JOGMEC"), 9.755% by Hanwa Co. Ltd. ("Hanwa") and 15.0% by Implats.  See Item 5.3 - Mineral Property Interests in the AIF for more details.

The following chart represents the Company's corporate organization as at the date of this Prospectus:

Notes:

1. Remaining 46.3% interest owned by Anglo Platinum Marketing Ltd., a subsidiary of Anglo American plc.

2. Remaining interest owned as to 12.195% by JOGMEC (through its nominee Tiger Gate Platinum (RF) Proprietary Limited), 9.755% by Hanwa and 15.0% by Implats.

3. Remaining 50.1% interest owned by Mlibo Gladly Mgudlwa and Luyanda Mgudlwa. Qualified BEE company.

WATERBERG PROJECT

The Waterberg Project is located on the Northern Limb of the Bushveld Igneous Complex approximately 85 km north of the town of Mokopane in the province of Limpopo, South Africa, approximately 330 km NNE from Johannesburg.  Elevation ranges from approximately 880 to 1,365 metres above sea level.  At February 28, 2022, the Waterberg Project consisted of granted prospecting rights, applied for prospecting rights and the granted mining right (the "Waterberg Mining Right") with a combined active project area of 66,003 hectares.  Of the total project area, 20,532 hectares are covered by the Waterberg Mining Right.  A further 40,983 hectares are covered by active prospecting rights and 4,488 hectares of rights under application.  On March 9, 2022, Waterberg JV Co. passed a resolution to apply for closure on 50,985 gross hectares of prospecting rights, of which 14,209 hectares are held within the granted mining right, leaving a net 36,776 hectares of uneconomic prospecting rights to be closed.  After the prospecting right closures described above are filed and effective, the project area will cover 29,227 hectares, being comprised of a granted mining right for 20,532 hectares, 4,207 hectares in active prospecting rights and 4,488 hectares of rights under application.

PTM RSA is the manager of Waterberg JV Co.  Waterberg JV Co. and its shares are governed by a shareholders' agreement (the "Waterberg Shareholders Agreement") and memorandum of incorporation.  To cause the board of directors of Waterberg JV Co. to take action, PTM RSA must generally obtain the approval of the board representatives of at least one other shareholder, which may be Mnombo, in which the Company has a 49.9% interest.  In addition, certain matters must be approved by a majority, 80% or 90% vote of the Waterberg JV Co. shareholders, depending on the matter, or, in certain cases, by specific shareholders.  The Waterberg Shareholders Agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co.  In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

The environmental authorization ("EA") for the Waterberg Project was granted by the Department of Mineral Resources and Energy ("DMRE") on November 10, 2020 and the Waterberg Mining Right on January 28, 2021.

The Company's key business objectives are to advance the Waterberg Project to the completion of concentrate offtake or processing arrangements and the approval by Waterberg JV Co. of a development and construction decision.  Waterberg JV Co. is presently in process with pre-construction engineering work, including road upgrade and traffic studies, finalization of power and water infrastructure design and construction camp design.  Before a formal construction decision is undertaken by Waterberg JV Co., the Company may undertake an offering to raise proceeds which may be applied to SLP (as defined below) commitments as well as road, power, water and building infrastructure for the Waterberg Project.  Following a formal construction decision by Waterberg JV Co., the Company may undertake an offering to raise proceeds which may also be applied to underground development, the purchase of mining equipment, and surface milling and plant infrastructure. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

Ownership History

Beginning in 2009 PTM RSA began to receive the grant of prospecting rights that would form the mineral rights position underlying the Waterberg Project. On September 28, 2009, PTM RSA, Mnombo and JOGMEC entered into an agreement, as later amended (the "JOGMEC Agreement"), whereby JOGMEC would earn a 37% participating interest in certain of the Waterberg prospecting rights for a work commitment of $3.2 million over four years, with PTM RSA owning also owning a 37% interest and Mnombo owning the remaining 26%.

Effective February 1, 2012, PTM RSA and Mnombo entered into a written agreement relating to certain Waterberg prospecting rights, which were not a part of the joint venture with JOGMEC described above.  In this second joint venture PTM RSA held a 74% interest and Mnombo held a 26% interest.

On May 22, 2015, the Company, Mnombo and JOGMEC amended the JOGMEC Agreement whereby all Waterberg prospecting rights where consolidated and transferred into newly formed Waterberg JV Co., after which the Company held 45.65% of Waterberg JV Co. while JOGMEC owned 28.35% and Mnombo owned 26%.  Through its 49.9% share of Mnombo, the Company held an effective 58.62% of Waterberg JV Co.  In consideration for the consolidation of all Waterberg prospecting rights, JOGMEC funded $20 million in project expenditures over a three-year period ending March 31, 2018.

On November 6, 2017, the Company, along with JOGMEC and Mnombo, closed a strategic transaction whereby the Company sold Implats an 8.6% project interest for $17.2 million and JOGMEC sold Implats a 6.4% project interest for $12.8 million.  Implats also acquired a right of first refusal to match concentrate offtake terms from bona fide third parties for Waterberg Project concentrate.  JOGMEC, or their nominee, retained a right to receive Waterberg Project refined mineral products as well as a right to purchase or direct the sale of all or part of the project concentrate.  Later, in March 2020, in accordance with its mandate established by the government of Japan, JOGMEC completed the sale of a 9.755% interest in the Waterberg JV Co. to its nominee Hanwa.

Implats currently holds a 15.0% project interest while the Company retains a controlling 50.02% direct (37.05%) and indirect (12.97% through its 49.9% shareholding in Mnombo) interest in the Waterberg Project.  Mnombo retains a 26.0% direct interest in Waterberg JV Co., JOGMEC a 12.195% indirect interest (through its nominee Tiger Gate Platinum (RF) Proprietary Limited) and Hanwa a 9.755% direct interest.

Waterberg DFS

The Company announced the positive results of the Waterberg DFS on September 24, 2019 and filed a related NI 43-101 technical report on October 7, 2019. The shareholders of Waterberg JV Co. formally approved the Waterberg DFS on December 5, 2019.

Readers are asked to note that the Waterberg DFS assumed a long-term exchange rate for the Rand to the U.S. Dollar of 15 to 1.  The Waterberg DFS also assumed a project schedule with a start date of January 2020. A construction decision has not yet occurred and although some pre-production work is underway on the project, a formal start has not yet occurred as of the date of this Prospectus.

Readers are directed to review the full text of the Waterberg DFS, which is incorporated by reference herein, for additional information.

OTHER PROJECTS

The Company does not hold a material interest in any mineral property other than the Waterberg Project. The Company continues to evaluate exploration opportunities on new prospects.

RISK FACTORS

An investment in the Securities involves a high degree of risk and must be considered a highly speculative investment due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production.

Prospective purchasers of the Securities should carefully consider the risk factors set out below, as well as the information included in any Prospectus Supplement and in documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, before making an investment decision to purchase the Securities. Specific reference is made to the section entitled "Risk Factors" in the AIF. See "Documents Incorporated by Reference". Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Securities. Each of the risks described herein, and in these sections and documents, could materially and adversely affect our business, financial condition, results of operations and prospects, cause actual events to differ materially from those described in the Forward-Looking Statements and information relating to the Company and could result in a loss of your investment. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also have a material adverse effect on the Company.

Risks Relating to the Company

The Company will require additional financing, which may not be available on acceptable terms, if at all.

The Company does not have any source of operating revenues. The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration and development on the Waterberg Project, as well as for general working capital purposes. The Company can give no assurance that financing will be available to it or, if it is available, that it will be offered on acceptable terms. Any failure to timely complete any required financing may result in a working capital deficiency. Unforeseen increases or acceleration of expenses and other obligations could require additional capital as of an earlier date. If additional financing is raised by the issuance of Company equity securities, control of the Company may change, security holders will suffer additional dilution and the price of the Common Shares may decrease. If additional financing is raised through the issuance of indebtedness, the Company will require additional financing in order to repay such indebtedness. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of its properties or even a loss of property interests.

If the Company fails to obtain required financing on acceptable terms or on a timely basis, this could cause it to delay development of the Waterberg Project, result in the Company being forced to sell additional assets on an untimely or unfavorable basis or result in a default under its outstanding indebtedness. Any such delay or sale could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

Future debt financing may adversely affect the Company

If the Company obtains additional financing by incurring indebtedness, the terms of the indebtedness and the Company's obligations to service and repay the indebtedness may limit the Company's ability to engage in acts that may be in its long term interest, which may affect the Company's ability to grow in accordance with its strategy or may otherwise adversely affect its business and financial condition.  If the Company is unable to comply with the terms of any future indebtedness, it may be at risk of a default.  If the indebtedness is secured, such a default may result in the loss of collateral, which may constitute substantially all of the Company's assets.  Future indebtedness and any failure to comply with its terms may therefore materially adversely affect the Company's business and financial condition.

The Company has a history of losses and it anticipates continuing to incur losses.

The Company has a history of losses.  The Company anticipates continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis.  It could be years before the Company receives any profits from any production of metals, if ever.  If the Company is unable to generate significant revenues with respect to its properties, the Company may not be able to earn profits or continue operations.

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow.

The Company has had negative operating cash flow in recent fiscal years and has limited financial resources.  To date, the Company has recorded no operating cash flow and has not commenced development or commercial production on any property.  The Company expects to continue to incur losses unless and until such time as the Waterberg Project achieves commercial production and generates sufficient revenues to fund continuing operations.  The development of the Waterberg Project will require the commitment of substantial resources. Any unexpected costs, problems or delays could severely impact the Company's ability to continue development activities. There can be no assurance that the Company will ever generate positive operating cash flow or achieve profitability. We currently have limited financial resources and no sources of operating revenues and as a result will be required to fund our operating expenses and other expenses through financing. The Company's ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company's ability to advance the Waterberg Project into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow, which may materially affect the Company's financial condition.  There can be no assurance that additional debt or equity financing or other types of financing will be available as needed or that these financings will be on terms at least as favorable to us as those obtained previously.

The Company's properties may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company's properties will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. The Company is subject to all of the risks associated with establishing new mining operations, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain and maintain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

  in the event that the required permits are not obtained in a timely manner, mine construction and ramp-up will be delayed and the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

  delays in obtaining, or a failure to obtain, access to surface rights required for current or future operations;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local community groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Waterberg Project, with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Waterberg Project. If the Company should decide to mine at the Waterberg Project, it will have to exploit local sources of water recently delineated by test drilling and develop the infrastructure required to transport water to the project area.  Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Project to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. This is particularly so given the outbreak of the COVID-19 pandemic.

Accordingly, there are no assurances that the Company's properties, will be brought into a state of commercial production.    If the Company's properties are not brought into a state of commercial production, the Company will have no source of revenues and will be required to seek additional financing, which may not be available on favourable terms, or at all.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this Prospectus or the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company's projects into commercial production may be significantly higher than anticipated. None of the Company's mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company's mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated. As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

The impact of the current COVID-19 pandemic may significantly impact the Company.

In December 2019, a novel strain of coronavirus known as SARS-CoV-2 which is responsible for the disease known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. Since March 2020, the pandemic has continued in waves including the Omicron variant which was first detected in South Africa. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruptions and related financial and social impact, remain uncertain. Supply chain disruptions caused by the pandemic have negatively affected global automotive production, resulting in variability for the prices of platinum, palladium and rhodium.  Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company and cannot be predicted with certainty. COVID-19 and the related measures taken by government have had and may continue to have an adverse impact on many aspects of the Company's business including, employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

With effect from March 26, 2020, the Government of South Africa ordered a hard national lockdown until April 21, 2020, where all residents of South Africa could only leave their residence under strictly controlled circumstances (e.g. to buy food, seek medical assistance) in order to address the COVID-19 pandemic. The hard lockdown was thereafter extended to April 30, 2020. South Africa was put under a phased risk-alert lockdown process, with Level 5 being the hard, drastic lockdown that was imposed during April 2020 and Level 1 being a return to normalcy, but retaining the use of masks, sanitizers, and social distancing. Level 1 was re-implemented on September 21, 2020. The relaxation of the hard lockdown resulted in the number of infections increasing and accelerating in South Africa. In response the Government moved South Africa from Level 1 to an adjusted Level 3 lockdown on December 29, 2020, with further Level 3 adjustments made on January 11, 2020. On March 1, 2021, South Africa moved to an adjusted Level 1 as a result of significant reductions in new infections. On May 31, 2021, the country was moved from adjusted level 1 to an adjusted alert level 2, due to a third wave of infections. On June 15, 2021, the country was moved to alert level 3. On June 28, 2021, the country was moved to adjusted level 4, with the Delta variant fast becoming the dominant strain in the country. Effective April 5, 2022, South Africa lifted its National State of Disaster declared in relation to the COVID-19 Pandemic and moved to reduce COVID-19 restrictions to below Alert level 1, its lowest level of alert. The Company cannot provide any assurances that governments in Canada or South Africa will not implement measures that result in suspension or reduction of development operations at Waterberg or other projects the Company is involved in.

In addition, the actual or threatened spread of COVID-19 globally, and responses of governments and others to such actual or threatened spread, could also have a material adverse effect on the global economy, could continue to negatively affect financial markets, including the price of palladium and platinum and the trading price of the Company's shares, could adversely affect the Company's ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive. Furthermore, with regard to the Company, the COVID-19 pandemic and the measures implemented for the prevention, mitigation and management thereof may result in delays in the grant of a water use licence or other authorisations and permits required for the Waterberg Project by reason of regulatory officials not being available, the restriction on the movement of persons to conduct inspections and site visits and the inability to meet with community consultative forums.

The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The ongoing global COVID-19 pandemic has caused and continues to cause significant loss of life and has resulted in curtailment of economic activities across the world as local administrations and governments seek to limit spread of the disease, including through lockdown policies, restriction on business activities and business shutdowns. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, fluctuations in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of a global recession. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If a significant portion of our workforce becomes unable to work or travel to the Company's operations due to illness or state, federal or provincial government restrictions (including travel restrictions and "shelter-in-place" and similar orders restricting certain activities that may be issued or extended by authorities), the Company may be forced to reduce or suspend exploration activities and/or development projects which may impact liquidity and financial results.  In response to COVID-19, most of our employees have been asked at times to work from home. We do employ cybersecurity measures; however, these security control mechanisms may not always be successful.

Because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of the pandemic on the Company's business. However, these effects could have a material impact on the Company's operations, and the Company will continue to monitor the COVID-19 pandemic situation closely.

Pandemics and public health crises, such as COVID-19, may affect the geographies where our operations are located and those where platinum group metals, including platinum, palladium, rhodium and gold ("PGMs") are marketed and consumed, thereby having an adverse impact on our business, including the following:

  Travel restrictions in connection with COVID-19 may negatively impact our employees' ability to travel as required to complete their duties to the Company;

  Political and economic factors may be negatively affected by the COVID-19 pandemic, which may in term negatively impact the Company's business; and

  Global market conditions caused by the COVID-19 pandemic may affect the rate of consumer spending, which could adversely affect the market price and outlook for PGMs, resulting in a negative affect to our overall financial performance.

To date, our operations have not been negatively affected in a material way by the COVID-19 pandemic. However, there is no assurance that this will remain true in the future and the Company's business and financial position may be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control.

The COVID-19 pandemic continues to evolve as countries are facing new waves of outbreaks. The ultimate extent to which the pandemic impacts our business, liquidity, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted at this time, including the delivery and effectiveness of vaccines, future mutations of the COVID-19 virus and any resulting impact on the effectiveness of vaccines, the duration and extent of the pandemic and waves of infection, travel restrictions and social distancing, the duration and extent of business closures and business disruptions and the effectiveness of actions taken to contain, treat and prevent the disease. If we are not able to respond to and manage the impact of such events effectively, our business or the price of our equity shares may be adversely impacted.

To the extent the COVID-19 pandemic adversely affects the Company's business and financial results as discussed above, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global energy, supply chain and financial markets. Russia's recent invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business and financial condition. The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Prospectus, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts may materialize, and may have an adverse effect on the Company's business, results of operations and financial condition.

The Company is subject to the risk of fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar.

The Company may be adversely affected by foreign currency fluctuations. Effective September 1, 2015, the Company adopted the U.S. Dollar as the currency for the presentation of its financial statements. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian Dollars or U.S. Dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services primarily denominated in Rand or Canadian Dollars. The Company also has assets, cash and liabilities denominated in Rand, Canadian Dollars and U.S. Dollars. Several of the Company's options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in Rand. Settlement of sales of minerals from the Company's projects, once commercial production commences, will be in Rand, and will be converted to U.S. Dollars. Fluctuations in the exchange rates between the U.S. Dollar and the Rand or Canadian Dollar may have a material adverse effect on the Company's financial results.

In addition, South Africa has in the past experienced double-digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company's costs in Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company's ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company's business, financial condition and results of operations. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian Dollar or U.S. Dollar. The South African government's response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company's costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and low prices or a substantial or extended decline or volatility in such prices could materially and adversely affect the value of the Company's mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  domestic and international economic and political trends;

  expectations of inflation;

  currency exchange fluctuations;

  interest rates;

  global or regional consumption patterns;

  speculative activities; and

  increases or decreases in production due to improved mining and production methods.

Low metal prices or significant or continued reductions or volatility in metal prices may have an adverse effect on the Company's business, including the amount of the Company's mineral reserves, the economic attractiveness of the Company's projects, the Company's ability to obtain financing and develop projects, the amount of the Company's revenues or profit or loss and the value of the Company's assets. An impairment in the value of the Company's assets would require such assets to be written down to their estimated net recoverable amount.

The Company may become subject to the requirements of the Investment Company Act, which would limit or alter the Company's business operations and may require the Company to spend significant resources, or dissolve, to comply with such act.

The Investment Company Act generally defines an "investment company" to include, subject to certain exceptions, an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the issuer's unconsolidated assets, excluding cash items and securities issued by the U.S. federal government. The Company believes that it is not an investment company and is not subject to the Investment Company Act. However, future transactions that affect the Company's assets, operations and sources of income and loss may raise the risk that the Company could be deemed an investment company.

The Company has obtained no formal determination from the SEC as to its status under the Investment Company Act, but the Company may in the future determine that it is necessary or desirable to seek an exemptive order from the SEC that it is not deemed to be an investment company. There can be no assurance that the SEC would agree with the Company that it is not an investment company, and the SEC may make a contrary determination with respect to the Company's status as an investment company. If an SEC exemptive order were unavailable, the Company may be required to liquidate or dispose of certain assets, including its interests in Waterberg JV Co., or otherwise alter its business plans or activities.

If the Company is deemed to be an investment company, the Company would be required to register as an investment company under the Investment Company Act, pursuant to which the Company would incur significant registration and compliance costs, which is unlikely to be feasible for the Company. In addition, a non-U.S. company such as the Company is not permitted to register under the Investment Company Act absent an order from the SEC, which may not be available. If the Company were deemed to be an investment company and it failed to register under the Investment Company Act, it would be subject to significant legal restrictions, including being prohibited from engaging in the following activities, except where incidental to the Company's dissolution: offering or selling any security or any interest in a security; purchasing, redeeming, retiring or otherwise acquiring any security or any interest in a security; controlling an investment company that engages in any of these activities; engaging in any business in interstate commerce; or controlling any company that is engaged in any business in interstate commerce. In addition, certain of the Company's contracts might not be enforceable and civil and criminal actions could be brought against the Company and related persons. As a result of this risk, the Company may be required to significantly limit or alter its business plans or activities.

The failure of the Company or its joint venture partners to fund their pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company's business and results of operations.

Funding of Waterberg Project costs is required to be provided by Waterberg JV Co. shareholders on a pro rata basis. The ability of the Company, and the ability and willingness of its joint venture partners, to satisfy required funding obligations is uncertain.

The Company's only material mineral property is the Waterberg Project. The Company agreed in the Mnombo shareholders' agreement to fund Mnombo's pro rata share of costs for certain of the original Waterberg prospecting rights through to the completion of the Waterberg DFS.  The Company announced the positive results of the Waterberg DFS on September 24, 2019 and filed a related NI 43-101 technical report on October 7, 2019. The shareholders of Waterberg JV Co. formally approved the Waterberg DFS on December 5, 2019.  Subsequent to the completion of the Waterberg DFS, Mnombo is responsible to fund its proportionate share of costs for the entire Waterberg Project area.  The ability of Mnombo to repay the Company for advances and accrued interest as at August 31, 2021 of approximately R 100.4 million (approximately $6.9 million as at August 31, 2021) or to fund future investment in the Waterberg Project is uncertain. If the Company fails to fund Mnombo's future obligations for the Waterberg Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo's interest in the Waterberg Project and require the sale of the diluted interests to another qualified BEE entity.

Because the development of the Company's projects depends on the ability to finance further operations, any inability of the Company or of one or more of the other shareholders of Waterberg JV Co. or Mnombo to fund their respective funding obligations and cash calls in the future could require the other parties, including the Company, to increase their respective funding of the project. In this event, such parties may be unwilling or unable to do so on a timely and commercially reasonable basis, or at all. At the Maseve Mine, the Company was adversely affected by the failure of Africa Wide Prospecting and Exploration (Pty) Limited ("Africa Wide") to satisfy its pro rata share of funding. The occurrence of the foregoing, the failure of any shareholder, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of its interests in the Company's ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company's business and results of operations.

Any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo could materially and adversely affect the Company's business.

The Company participates in corporatized joint ventures and may enter into other joint ventures and similar arrangements in the future. PTM RSA is a party to the Waterberg Project shareholders' agreement with joint venture partners Implats, JOGMEC, Mnombo and Hanwa. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by the Mnombo shareholders' agreement. Any dispute or disagreement with another shareholder or joint venture partner, any change in the identity, management or strategic direction of another shareholder or joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo's role in the Waterberg Project, could materially adversely affect the Company's business and results of operations. If a dispute arises between the Company and another shareholder or joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute. This could materially and adversely affect the Company's business and results of operations.

If the Company is unable to attract and retain key members of management, the Company's business might be harmed.

The Company's development to date has depended, and in the future, will continue to depend, on the efforts of its senior management including Frank Hallam, a director and President and Chief Executive Officer of the Company; Greg Blair, Interim Chief Financial Officer and Kris Begic, Vice President Corporate Development of the Company. The Company's future success may also depend on its ability to attract and retain new qualified executives. The Company currently does not, and does not intend to, have key person insurance for its existing senior management. Departures by members of senior management could have a negative impact on the Company's business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team or the inability to attract new qualified executives could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company's business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged persons ("HDPs"), as defined by the MPRDA and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and Mining Charter 2018.  If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer, and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company's officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. Frank Hallam, a director and President and Chief Executive Officer of the Company, is also Chief Financial Officer and Corporate Secretary of West Vault Mining Inc. ("WVM"), a public company with mineral exploration properties in Nevada. John A. Copelyn, a director of the Company, is also Chief Executive Officer of Hosken Consolidated Investments Limited, a significant shareholder of the Company and the holder of a diverse group of investments including hotel and leisure, interactive gaming, media and broadcasting, transport, mining, oil & gas, clothing and properties. Diana Walters, non-executive Chairman and a director of the Company, was formerly an executive officer of Liberty Metals & Mining, LLC and is also a director of Atmos Energy Corporation and Trilogy Metals Inc.  Stuart Harshaw, a director of the Company, is also director, president and CEO of Nickel Creek Platinum Corp. and a director of International Tower Hill Mines Ltd.

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position. The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the board of directors of the Company (the "Board"), any director in a conflict must disclose his interest and abstain from voting on such matter.

The Company is currently subject to litigation and may become subject to additional litigation and other legal proceedings, that may adversely affect the Company's financial condition and results of operations.

All companies may become subject to legal claims, with and without merit. The Company's operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.

On September 20, 2018 the Company reported receipt of a summons issued by Africa Wide, the former holder of a 17.1% interest in Maseve Investments 11 Proprietary Limited (“Maseve”), whereby Africa Wide had instituted legal proceedings in South Africa against the Company’s wholly owned subsidiary, PTM RSA, Royal Bafokeng Platinum Limited (“RBPlat”) and Maseve.  Prior to the sale of Maseve by way of a scheme of arrangement to RBPLat in April 2018 (the “Maseve Sale Transaction”), PTM RSA owned an 82.9% interest in Maseve.  Maseve was and is the 100% owner of the Maseve Mine.  In its summons Africa Wide was seeking to set aside the closed Maseve Sale Transaction.  On June 14, 2022 the Company received judgement from the High Court of South Africa dismissing all of Africa Wide’s claims opposing the Maseve Sale Transaction and ordering Africa Wide to make payment of the defendants' costs.  The High Court ruled that Africa Wide had failed to make its case on the evidence. Africa Wide has until July 6, 2022 to file an application for leave to appeal. While no assurance can be provided that the Company would prevail should Africa Wide seek to appeal, the Company believes there are no reasonable grounds upon which Africa Wide could succeed.  If Africa Wide were granted leave to appeal and were thereafter successful on appeal, it could have a material adverse effect on the Company.

On and following March 5, 2021, the Company received three notices of appeal, filed by individual appellants from local communities, against the January 28, 2021 decision of the DMRE granting the Waterberg Mining Right.  One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the DFFE (the "Environmental Minister") to refuse condonation for the late filing of the group's appeal against the grant of an Environmental Authorization for the Waterberg Mine in November 2020.  Waterberg JV Co. is opposing the review application as well as the Appeals and believes these are all without merit.

On July 30, 2021, Waterberg JV Co. received an urgent interdict application from a group located near planned surface infrastructure.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application is without merit.  The applicants have not responded and were obliged to remove their application from the urgent court roll. The application may proceed as a normal High Court application.  Host community Ketting filed a joinder application on November 16, 2021 and has been joined as an interested party to the interdict application. Another host community submitted a confirmatory affidavit, both communities being in support of the Waterberg Mine.  A time frame for the hearing of the interdict application is uncertain or may never occur.

The Company believes that all requirements specified under the National Environmental Management Act, the Mineral and Petroleum Resources Development Act and other applicable legislation have been complied with and that the DFFE correctly approved and the DMRE correctly issued the Environmental Authorization.  The Company also believes that the leadership and majority of residents in the host communities support the Waterberg Project.

The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, or equitable remedies such as setting aside the Maseve Sale Transaction, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time.  Appellants may seek the reversal of granted permits, resulting in significant delays and uncertainties.  Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company's management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company's financial position and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company's reputation.

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. The Company's Code of Business Conduct and Ethics (the "Code of Conduct"), among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa.  In March 2014, the Organisation for Economic Cooperation and Development (the "OECD") released its Phase 3 Report on Implementing the OECD Anti-Bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa's economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government.  To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company's reputation. The occurrence of any of these events could have an adverse effect on the Company's business, financial condition and results of operations.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in the Company's mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company's mineral properties, severe damage to and destruction of the Company's property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company's exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company's operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company's mining operations.  If claims, lawsuits, governmental investigations or proceedings, including Section 54 stoppage notices issued under the Mine Health and Safety Act, No. 29 of 1996 (the "MHSA"), are resolved against the Company, the Company's financial performance, financial position and results of operations could be materially adversely affected.

The Company's prospecting and mining rights are subject to title risks.

The Company's prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. Although Waterberg JV Co. had the exclusive right to apply for and be granted the mining right in regard to the Waterberg Project by reason of its prior holding of the prospecting rights over the project area, a successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company's title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

The Company's operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection and land use;

  management and use of hazardous and toxic substances and explosives;

  management of tailings and other waste generated by the Company's operations;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  exports and, in South Africa, potential local beneficiation quotas;

  price controls;

  taxation;

  regulations concerning business dealings with local communities;

  labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, installation of additional equipment, remedial actions or recovery of costs if the authorities attend to remediation of any environmental pollution or degradation, any of which could result in the Company incurring significant expenditures. Environmental non-profit organizations have become particularly vigilant in South Africa and focus on the mining sector. Several such organizations have recently instituted actions against mining companies. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities.  Certain equipment may not be immediately available or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company's operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At the Waterberg Project, additional infrastructure will be required prior to commencement of mining. The establishment and maintenance of infrastructure, and services are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political or community opposition and reliance upon third parties, many of which are outside the Company's control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development or ongoing operation of the Company's projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Project other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Project, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favorable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company's projects.

The Company's operations are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company's operations. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more onerous. See Item 5.4 - South African Regulatory Framework in the AIF for more details.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Environmental hazards may exist on the Company's properties that are unknown at the present time, and that may have been caused by previous or existing owners or operators or that may have occurred naturally for which the Company could be held liable. These hazards, as well as any pollution caused by the Company's mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company's financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company's competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company's current and anticipated future operations, including further exploration, development activities and commencement of commercial production on the Company's properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company's properties are located. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements. The Waterberg Project prospecting rights and the Waterberg Mining Right issued by the DMRE are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within the Company's control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies, particularly given the COVID-19 pandemic, could also affect the permitting timeline of the Company's various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the Company's projects.

Information Systems and Cyber Security

The Company's operations depend on information technology ("IT") systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber‐attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre‐emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Risks of Doing Business in South Africa

Any adverse decision in respect of the Company's mineral rights and projects in South Africa under the MPRDA could materially affect the Company's projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the "old order rights". All prospecting and mining rights granted in terms of the MPRDA are "new order rights". The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company's mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the Minister of Mineral Resources and Energy (the "Minister") when considering applications for new order rights. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation, whether the applicant holds an environmental authorization, water-use licence and waste management licence and, in the case of prospecting rights, considerations relating to fair competition.  Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDPs in the mining industry. All the Company's current prospecting rights and the Waterberg Mining Right are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter 2018 may be subjective and is dependent upon the views of the DMRE as to whether the Company is in compliance. The Waterberg Social and Labour Plan (as defined below), for instance, will contain both quantitative and qualitative goals, targets and commitments relating to the Company's obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company's control.

The Minister has the discretion to cancel or suspend mining rights under Section 47(1) of the MPRDA as a consequence of the Company's non-compliance with the MPRDA, environmental legislation, the terms of its prospecting rights or the terms of the Waterberg Mining Right.

The Section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of Section 6(2)(e)(iii) of the Promotion of Administrative Justice Act, No. 3 of 2000 (the "PAJA") read with Section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken. The Minister must then properly consider the Company's further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under Section 33(1) of the South African Constitution (the "Constitution").

Failure by the Company to meet its obligations in relation to the MPRDA, its prospecting rights or its mining right, could lead to the suspension or cancellation of such rights and the suspension of the Company's other rights, which would have a material adverse effect on the Company's business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDPs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDPs, including the MPRDA, the Broad-Based Black Economic Empowerment Act, 2003 (the "BEE Act"), and Mining Charter 2018. To ensure that socioeconomic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of Mining Charter 2018 (the "Mining Codes"). The Mining Charter 2018 Scorecard requires the mining industry's commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement, mine community development and housing and living conditions. For ownership by BEE groups in mining enterprises, the previous mining charter ("Mining Charter 2010") set a 26% target by December 31, 2014.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDP ownership. The MPRDA and Mining Charter 2018 contain provisions relating to the economic empowerment of HDPs. One of the requirements which must be met before the DMRE will issue a mining right is that an applicant must facilitate equity participation by HDPs in the prospecting and mining operations which result from the granting of the relevant rights.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDP ownership. The Company has partnered with Mnombo in respect to the Waterberg Mining Right and for the prospecting rights.

The Company is satisfied that Mnombo is majority-owned by HDPs. The contractual arrangements between Mnombo, the Company and the HDPs require the HDPs to maintain a minimum level of HDP ownership in Mnombo of more than 50%.  However, if at any time Mnombo becomes a company that is not majority owned by HDPs, the ownership structure relating to the Waterberg Mining Right and the prospecting rights and applications over the Waterberg Project may be deemed not to satisfy HDP requirements.

On September 27, 2018, the Minister announced the implementation, with immediate effect, of Mining Charter 2018.

Mining Charter 2018 sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised BEE ownership shareholding requirements for mining rights holders. The Mining Charter 2018 no longer applies to prospecting rights. Mining Charter 2018 provides revised ownership structures for mining rights holders. The application of the revised ownership structures depends on whether the holder of the mining right was granted the mining right after September 27, 2018, had an application for a mining right accepted before September 27, 2018 or had an existing mining right that was granted prior to September 27, 2018. Holders of existing mining right who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018 will be recognised as BEE ownership compliant for the duration of the mining right and any period of renewal thereof.  New mining rights holders will be required to have a minimum 30% black person shareholding (which includes African, Coloured and Indian persons who are citizens of the Republic of South Africa or who became citizens of the Republic of South Africa by naturalisation before April 27, 1994, or a juristic person managed and controlled by such persons) (a 4% increase from the previously required 26% under the Mining Charter 2010), which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Applicants for mining rights whose applications have been filed and accepted before September 27, 2018 (as is the position with Waterberg JV Co.) will have a period of five years from the effective date of the right within which to increase their BEE shareholding to 30%. Whether such 30% will be required to reflect the Stipulated Distribution (as defined below) to employees, communities and black entrepreneurs (as defined below) is not clear. The Company holds an opinion from senior counsel advising that such distribution is not required, but such opinion is not a guarantee. The Minerals Council Judgment (as defined below) struck out the Stipulated Distribution but there is no guarantee that the Stipulated Distribution may not be reintroduced through amendments to the MPRDA.

The BEE ownership element of 30% BEE shareholding is ring fenced and requires 100% compliance at all times, other than as set out in Mining Charter 2018. The 30% BEE shareholding for new mining rights must be distributed as to:

  a minimum of 5% non-transferable carried interest to qualifying employees from the effective date of a mining right. The definition of qualifying employees excludes employees who already own shares in the Company as a condition of their employment, except where such is a Mining Charter requirement;

  a minimum of 5% non-transferable carried interest from the effective date of a mining right, or a minimum 5% equity equivalent benefit; and

  a minimum of 20% shareholding to a BEE entrepreneur, of which 5% must preferably be for women (collectively, the "Stipulated Distribution").

The carried interest of 5% to each of the community and the employees must be issued to them at no cost and free of encumbrance. The costs to the right holder of such issue can be recovered from the development of the mineral asset.

A holder can claim an ownership offset credit for beneficiation on the basis of a DMRE approved "beneficiation equity equivalent plan". However, the baselines for beneficiation are still required to be determined by the Minister.

The Waterberg Project shareholders' agreement confirms the principles of BEE compliance and contemplates the potential transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners at fair value in certain circumstances, including a change in law or imposition of a requirement upon Waterberg JV Co. In certain circumstances, Mnombo may be diluted with equity transferred or issued to different black empowerment shareholders.

An additional tax is also being raised for Human Resource Development. A right holder will be required to pay 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programs, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

In regard to employment equity, the Mining Charter 2018 sets minimum levels for the participation of black persons on all levels of company management.

Compliance with a mining right holder's mine community development obligations, principally in terms of its approved social and labour plan ("SLP"), is a ring-fenced element of Mining Charter 2018 which requires 100% annual compliance for the duration of the mining right.

Subject to conditions contained in the prospecting rights and the Waterberg Mining Right, the Company may be required to obtain approval from the DMRE prior to undergoing any change in its empowerment status under Mining Charter 2018.  In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of Mining Charter 2018 and other BEE legislation, including failure to retain the requisite level of HDP ownership, the Company may face possible suspension or cancellation of its rights under a process governed by Section 47 of the MPRDA.

In addition, Mining Charter 2018 requires that its provisions be implemented in accordance with Implementation Guidelines, published on December 19, 2018. This creates greater uncertainty in measuring the Company's progress towards, and compliance with, its commitments under Mining Charter 2018 and other BEE legislation.

On March 27, 2019, the Minerals Council South Africa announced that it had launched review proceedings against the Minister to set aside certain provisions of Mining Charter 2018. Essentially the review concerned a requirement in the Mining Charter 2018 that mining firms re-empower themselves in order to renew mining licenses or transfer mining rights, contrary to the so-called 'once empowered, always empowered' principle. Judgment in favour of the Minerals Council South Africa was handed down on September 21, 2021 (the "Minerals Council Judgment"). The court confirmed the 'once empowered, always empowered' principle, confirmed that the Mining Charter 2018 was a policy document and not subordinate legislation and held that a breach of the Mining Charter 2018, of itself, could not result in cancellation of a mining right.  The Minerals Council Judgment also struck out various provisions of the Mining Charter 2018, including the Stipulated Distribution. The Minister has indicated that the revisions made to the Mining Charter 2018 by the Minerals Council Judgment may be reversed through amendments to the MPRDA.

The Company is obliged to report on its compliance with Mining Charter 2018 against Mining Charter 2018 Scorecard, including its percentage of HDP shareholding, to the DMRE on an annual basis.

When the Company is required to increase the percentage of HDP ownership in any of its operating companies or projects, the Company's interests may be diluted.  In addition, it is possible that any such transactions or plans may need to be executed at a discount to the proper economic value of the Company's operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms.

Currently, the South African Department of Trade, Industry and Competition is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act (as defined below) and the Generic BEE Codes (as defined below), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMRE). The BEE Act came into operation on October 24, 2014.  Among other matters, the BEE Amendment Act, through section 3(2), amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE requirements and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provision (as defined below) came into effect on October 24, 2015. On October 30, 2015, the South African Minister of Trade, Industry and Competition exempted the DMRE from applying the Trumping Provision for a period of twelve months on the basis that the alignment of Mining Charter 2018 with the BEE Act and the Generic BEE Codes was an ongoing process. The Mining Charter 2018 purports to be aligned with the Generic BEE Codes. The Trumping Provision expired on October 31, 2016 and no new application for exemption was made. Generally speaking, the amended Generic BEE Codes will make BEE-compliance by mining companies more onerous to achieve. The DMRE and industry bodies are aware of the implications of the Trumping Provision. Notwithstanding that there has been no further extension of the exemption in respect of the Trumping Provision, to date, the DMRE continues to apply the provisions of Mining Charter 2010 and Mining Charter 2018, as applicable, and not the Generic BEE Codes. See Item 5.4 - South African Regulatory Framework - Black Economic Empowerment in the South African Mining Industry, and the Mining Charter in the AIF for more details.

The Generic BEE Codes and Mining Charter 2018 require Mnombo to be 51% held and controlled by HDPs to qualify it as a "black-controlled company" or a "BEE Entrepreneur" and hence a qualified BEE entity. Mnombo is presently 50.1% directly owned and controlled by HDPs with further indirect HDP ownership through Hosken Consolidated Investments Limited, a significant shareholder of the Company.

On 30 March 2022, the Minister published the Mine Community Resettlement Guidelines, 2022 for implementation. These guidelines apply to existing prospecting and mining rights where there has been or will be incremental project expansion that will result in the displacement or resettlement of stakeholders such as landowners, lawful occupiers, holders of informal and communal land rights, mine communities and host communities and prohibits the commencement of mining activity until a resettlement agreement is reached on compensation for the resettlement of stakeholders.  The Company does not envisage that its operations will require the displacement or resettlement of any stakeholders.

If the Company is unable to achieve or maintain its empowered status under Mining Charter 2018 or comply with any other BEE legislation or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights; and therefore, would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company's business, financial condition and results of operations.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company's operations and profits.

The Company has ownership interests in a significant project in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. Downgrades, and potential further downgrades, to South Africa's sovereign currency ratings by international ratings agencies would likely adversely affect the value of the Rand relative to the Canadian Dollar or U.S. Dollar. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company's South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress (the "ANC"), leading into the 2014 national elections, a resolution adopted by the ANC on nationalization calls for state intervention in the economy, including "state ownership". A wide range of stakeholders have proposed ways in which the State could extract greater economic value from the South African mining industry. A call for resource nationalization has also been made by the Economic Freedom Fighters, a political party under the leadership of Julius Malema.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which the government will attempt to address the country's inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company's business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company's ability to own, operate and manage its South African mining projects.

Labour disruptions and increased labour costs could have an adverse effect on the Company's results of operations and financial condition.

Although the Company's employees are not unionized at this time, trade unions could have a significant impact on the Company's labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company's operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company's business due to strikes or further developments in South African labour laws may increase the Company's costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company's financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Changes in South African State royalties where many of the Company's mineral reserves are located could have an adverse effect on the Company's results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the "Royalty Act") effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (EBIT) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales and the minimum royalty rate is 0.5% of gross sales if the EBIT is negative. The royalty will be a tax-deductible expense. The royalty becomes payable when the mineral resource is "transferred," which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The DFS covering the Waterberg Project made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company's projects in South Africa, as well as on the Company's prospects, financial condition and results of operations.

Interruptions, shortages or cuts in the supply of electricity or water could lead to disruptions in production and a reduction in the Company's operating capacity.

The Company procures all of the electricity necessary for its operations from ESKOM Holdings Limited, South Africa's state-owned electricity utility ("ESKOM"), and no significant alternative sources of supply are available to it. ESKOM has suffered from prolonged underinvestment in new generating capacity which, combined with increased demand, led to a period of electricity shortages. ESKOM has generally established sufficient capacity to meet South Africa's current requirements but remains severely under-capitalized and wide-spread power cuts or load-shedding are implemented when the electricity grid is under stress. Since 2008, ESKOM has invested heavily in new base load power generation capacity. Its principal new projects, a power station known as Medupi, and a power station known as Kusile, have been subject to delays. The last Medupi unit has been commissioned and in July 2021, ESKOM announced Medupi had achieved commercial operation status.  Four Kusile operating units have been connected to the national power grid and it is anticipated that the remaining two units will be completed in the 2024 fiscal year. ESKOM is heavily dependent on coal to fuel its electricity plants. Accordingly, if coal mining companies experience labour unrest or disruptions to production (which have occurred historically in South Africa, including a coal strike by approximately 30,000 National Union of Mineworkers members which lasted for approximately one week in October 2015), or if heavy rains, particularly during the summer months in South Africa, adversely impact coal production or coal supplies, ESKOM may have difficulty supplying sufficient electricity supply to the Company.

The Company is dependent on the availability of water in its areas of operations. Shifting rainfall patterns and increasing demands on the existing water supply have caused water shortages in the Company's areas of operations.

If electricity or water supplies are insufficient or unreliable, the Company may be unable to operate as anticipated, which may disrupt production and reduce revenues.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company's business, financial condition and results of operations.

The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change. After having published a number of papers on the introduction of a carbon tax, the South African government released the Second Draft Carbon Tax Bill 2017 (the "Carbon Bill") published in December 2017, together with an Explanatory Memorandum in respect of the Carbon Bill.

On May 26, 2019, the Carbon Bill was signed into law as the Carbon Tax Act, No. 15 of 2019 (the "Carbon Tax Act"), resulting in a carbon tax being implemented on June 1, 2019. See Item 5.4. - Business Overview - Carbon Tax/Climate Change Policies in the AIF for more details.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Community relations may affect the Company's business.

Maintaining community support through a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. As a business in the mining industry, the Company may come under pressure in the jurisdictions in which it explores or develops, to demonstrate that other stakeholders' benefit and will continue to benefit from the Company's commercial activities. The Company faces opposition with respect to its current and future development and exploration projects which could materially adversely affect its business, results of operations, financial condition and Common Share price, with communities seeking greater benefit from local mining operations.

Under the Mining Charter 2018 there is a greater focus on mine community development. A right holder must meaningfully contribute towards mine community development in keeping with the principles of the social license to operate. A right holder must develop its SLP, in consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, and identify developmental priorities of mine communities. The identified developmental priorities must be contained in the SLP.  See Item 5.4 - South African Regulatory Framework - The Mining Charter in the AIF for more details.

Government imposed compulsory shutdowns

In South Africa, recent fatalities in the mining industry have caused the government to introduce compulsory shutdowns of operations to enable investigations into the causes of the accidents. Should compliance with standards require a material increase in future expenditure, it could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Water license

In addition, in South Africa, the National Water Act imposes a new regime on the use of water resources and requires a water licence for all water uses. All mining operations require an integrated water use licence for all new water uses and a detailed study of the water balance in the area must precede an application for a licence. There is a risk that the Company will be unable to obtain a water use licence for Waterberg Project or that the Company may not be able to develop the infrastructure required to transport water subject to a water use licence on an economically viable basis.

South African foreign exchange controls may limit repatriation of profits.

Since commencing business in South Africa, the Company has loaned or invested approximately C$847 million (net of repayments) as at August 31, 2021 into PTM RSA in South Africa. The Company obtained approval from the South African Reserve Bank ("SARB") in advance for its investments into South Africa. Although the Company is not aware of any law or regulation that would prevent the repatriation of funds it has loaned or invested into South Africa back to the Company in Canada, no assurance can be given that the Company will be able to repatriate funds back to Canada in a timely manner or without incurring tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

South Africa's exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company's South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company's South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, and continues to do so, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from South Africa will not be imposed on the Company in the future.

The Company's land in South Africa could be subject to land restitution claims or land expropriation which could impose significant costs and burdens.

To the extent that the Company's operating subsidiaries acquire or lease privately held land, such land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the "Land Claims Act") and the Restitution of Land Rights Amendment Act 15 of 2014 (the "Restitution Amendment Act"), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who (subject to the promulgation of further legislation) lodges a claim on or before June 30, 2019, is granted certain remedies.  A successful claimant may be granted either return of the dispossessed land (referred to as "restoration") or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or "alternative relief"). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered.  Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

The South African Minister of Agriculture, Land Reform and Rural Development ("Land Reform Minister") may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Land Claims Act also entitles the Land Reform Minister to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the Constitution - which provide, in general, for just and equitable compensation.

However, the ANC has declared its intention to proceed with an orderly process of land expropriation, potentially without compensation being paid to landowners. Although the Constitution Eighteenth Amendment Bill, which aimed to amend section 25 of the Constitution in order to allow the state to expropriate land without compensation, failed to garner the requisite number of votes in the National Assembly and was not passed into law, the future form of this process remains unclear.

There is no guarantee, however, that any privately held land rights could not become subject to acquisition by the state without the Company's agreement, or that the Company would be adequately compensated for the loss of any land rights. Any such claims could have a negative impact on the Company's South African projects and therefore an adverse effect on its business, operating results and financial condition.

Risks Relating to the Offerings and the Securities

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation, and it has no plans to pay dividends in the foreseeable future. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. In addition, the Company's ability to declare and pay dividends may be affected by the South African government's exchange controls. See Item 5.4 - South African Regulatory Framework - Exchange Control in the AIF.

The Common Share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.  In particular, the per share price of the Common Shares on the TSX fluctuated from a high of C$4.75 to a low of C$1.58 and on the NYSE American from a high of US$3.85 to a low of US$1.21 during the twelve-month period ending June 20, 2022. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments (including developments with COVID-19 and international conflicts) in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares and other securities include the following:

  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities;

  lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company;

  changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company's material properties;

  the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and

  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The Company may be unable to maintain compliance with NYSE American and TSX continued listing standards and our Common Shares may be delisted from the NYSE American and TSX equities markets, which would likely cause the liquidity and market price of the Common Shares to decline.

The Common Shares are currently listed on the NYSE American and the TSX. The Company is subject to the continued listing criteria of the NYSE American and the TSX and such exchanges will consider suspending dealings in, or delisting, securities of an issuer that does not meet its continued listing standards. In order to maintain the listings, the Company must maintain certain objective standards, such as share prices, shareholders' equity, market capitalization and, share distribution targets.  In addition to objective standards, the NYSE American may delist the securities of any issuer, among other reasons, if the issuer sells or disposes of principal operating assets, ceases to be an operating company or has discontinued a substantial portion of its operations or business for any reason or the NYSE American otherwise determines that the securities are unsuitable for continued trading. The Company may not be able to satisfy these standards and remain listed on the NYSE American and the TSX.

Delisting of the Common Shares may result in a breach or default under certain of our agreements. Without limiting the foregoing, a delisting of the Company's Common Shares could also adversely affect the Company's reputation, ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such fundraising, the liquidity and market price of the Common Shares and the ability of broker-dealers to purchase the Common Shares.

The exercise of outstanding stock options or settlement of outstanding restricted share units will result in dilution to the holders of Common Shares.

The issuance of Common Shares upon the exercise of the Company's outstanding stock options and settlement of the Company's outstanding restricted share units ("RSUs") will result in dilution to the interests of shareholders and may reduce the trading price of the Common Shares. Additional stock options, RSUs and other warrants and rights to purchase Common Shares may be issued in the future. Exercises or settlement of these securities, or even the potential of their exercise or settlement, may have an adverse effect on the trading price of the Common Shares. The holders of any issued and outstanding stock options or warrants are likely to exercise them at times when the market price of the Common Shares exceeds the exercise price of the securities, and RSUs do not have a cash exercise price. Accordingly, the issuance of Common Shares upon exercise of such securities will likely result in dilution of the equity represented by the then outstanding Common Shares held by other shareholders. The holders of any issued and outstanding stock options or warrants can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to the Company than the exercise terms provided by any such stock options and warrants.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors' voting power and reduce the Company's earnings per share.

The Company may sell equity securities in offerings (including through the sale of debt securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions, debt repayment or other projects. For example, the Company completed private placements of Common Shares in June 2020, October 2020, December 2020 and February 2022, completed a US at-the-market offering of Common Shares in November 2020, completed the purchase and cancellation of the Convertible Notes in February 2022, and conducted a US at-the-market offering from February 2021 to June 2022.

The Company cannot predict the number of Common Shares that will be issued in respect of future exercises of stock options or settlement of RSUs, or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of the Common Shares.  Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to shareholders. Exercises or settlement of presently outstanding stock options and RSUs may also result in dilution to shareholders.

The Board has the authority to authorize certain offers and sales of the securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue the securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price.

Sales of substantial amounts of securities, or the availability of the securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors' earnings per share. A decline in the market prices of the securities could impair the Company's ability to raise additional capital through the sale of additional securities should the Company desire to do so.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and a substantial portion of the assets of the Company and said persons are located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company.

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Income Tax Act (Canada) (the "Tax Act"). Such shareholders should consult their tax advisors with respect to the consequences of acquiring the securities.

The Company may be a "passive foreign investment company" for its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors.

Potential investors in the securities who are U.S. taxpayers should be aware that the Company may be classified as a "passive foreign investment company" or "PFIC" for its current tax year ending August 31, 2022 and may be a PFIC in future tax years.

If the Company is a PFIC for any tax year during a U.S. taxpayer's holding period of the securities, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the securities or any so-called "excess distribution" received on the securities, as ordinary income, and to pay an interest charge on a portion of such gain or excess distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" or "QEF" election (a "QEF Election") under Section 1295 of the Internal Revenue Code of 1986, as amended (the "Code") or a mark-to-market election (a "Mark-to-Market Election") under Section 1296 of the Code. Subject to certain limitations, such elections may be made with respect to Common Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. In recent years, global markets have been adversely impacted by the credit crisis that began in 2008, the European debt crisis, COVID-19 and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including debt crises, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets, health crises and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

The Company has discretion in the use of the net proceeds from an Offering.

The Company intends to allocate the net proceeds it will receive from an Offering as described under "Use of Proceeds" in this Prospectus and the applicable Prospectus Supplement, however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in "Use of Proceeds" in this Prospectus and the applicable Prospectus Supplement if the Company believes it would be in the Company's best interests to do so. The Company's investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

There is an absence of a public market for certain of the Securities.

There is no public market for the Debt Securities, Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Debt Securities, Warrants, Subscription Receipts or Units on any securities exchanges. If the Debt Securities, Warrants, Subscription Receipts or Units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company's financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities, Warrants, Subscription Receipts or Units, or that a trading market for these securities will develop at all.

The Debt Securities will be structurally subordinated to any indebtedness of the Company's subsidiaries and the Company's ability to service indebtedness is dependent on the results of operations of, and payments received from, its subsidiaries.

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The Company's results of operations and ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. The Company's subsidiaries will not have an obligation to pay amounts due pursuant to any Debt Securities or to make any funds available for payment on Debt Securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions.  The Indenture would not limit the Company's ability or the ability of its subsidiaries to incur indebtedness. Such indebtedness of the Company's subsidiaries would be structurally senior to the Debt Securities. In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any Debt Securities.

Changes in interest rates may cause the market price or value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Fluctuations in foreign currency markets may cause the value of the Debt Securities to decline.

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance our business objectives and for general corporate purposes, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

All expenses relating to an Offering and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company has a negative cash flow from operating activities in its most recently completed quarter and, if necessary, proceeds may be used to fund negative cash flow from operating activities in future periods which will be indicated in a prospectus supplement as applicable.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities.

CONSOLIDATED CAPITALIZATION

Since the date of the unaudited interim condensed consolidated financial statements of the Company for the three and six months ended February 28, 2022, which are incorporated by reference in this Prospectus, there has been no material change to the share and loan capital of the Company on a consolidated basis, other than as disclosed in this Prospectus. Subsequent to February 28, 2022, and prior to the date of this Prospectus, no Common Shares reserved for issuance pursuant to outstanding stock options or RSUs have been issued pursuant to the exercise of outstanding options or settlement of outstanding RSUs. See "Prior Sales".

PLAN OF DISTRIBUTION

We may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement will set forth the terms of the applicable Offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. In addition, Securities may be offered and issued in consideration for the acquisition (an "Acquisition") of other businesses, assets or securities by us or our subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at the market distributions" as defined in NI  44-102 including sales made directly on the TSX, or NYSE American, if applicable, or other existing trading markets for the Common Shares. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an Offering at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters.

Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market" offering as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange.

No underwriter or dealer involved in an "at the market distribution" as defined NI 44-102, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities

In connection with any offering of Securities, other than an "at the market distribution", except as otherwise set out in a Prospectus Supplement relating to a particular Offering, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.

PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Company has issued or agreed to issue Common Shares at the following prices:

Issuance Date	Number of Common Shares	Price per Issuance
		(US$)	(C$)
June 14, 2021	26,666 (1)		2.61
June 2021	92,900 (2)	3.76
July 5, 2021	8,333 (1)		2.61
July 2021	243,017 (3)		3.02
August 10, 2021	11,200 (1)		2.61
August 10, 2021	4,000 (1)		1.81
August 2021	454,240 (2)		2.78
September 16, 2021	11,000 (3)		2.90
September 2021	635,865 (2)	2.69
October 2021	1,324,488 (2)	2.38
November 10, 2021	10,000 (1)		2.61
November 2021	2,611,646 (2)	2.75
December 17, 2021	43,244 (3)		2.38
December 20, 2021	93,438 (3)		2.38
December 21, 2021	16,666 (3)		2.38
December 2021	608,735 (2)	2.01
January 7, 2022	13,200 (2)	1.90
February 4, 2022	7,073,746 (4)	1.70
February 10, 2022	4,719,763 (4)	1.70
February 11, 2022	3,539,823 (5)	1.70
February 2022	305,046 (2)	2.07
March 2022	2,467,499 (2)	2.37
April 12, 2022	93,508 (3)		2.53
April 2022	20,182 (2)	2.26
May 2022	Nil
June 1 -20, 2022	18,590(2) 1,833(3)	2.10 2.40
TOTAL	24,448,623

Notes:

(1) Issued pursuant to the exercise of stock options.

(2) Issued pursuant to a US at-the-market offering of Common Shares commenced in February 2021.

(3) Issued pursuant to the settlement of RSUs.

(4) Issued for the purchase and cancellation of the Company's convertible notes.

(5) Issued to pursuant to a private placement.

During the 12 months preceding the date of this Prospectus, the Company has issued the following securities convertible into Common Shares at the following prices which remain outstanding at the date of this Prospectus:

Issuance Date	Class of Security	Number of Securities	Price per Security (C$)
August 9, 2021	Options	99,000	3.90
August 9, 2021	RSUs	22,000	N/A
September 10, 2021	Options	42,000	3.40
December 15, 2021	Options	1,210,000	2.32
December 15, 2021	RSUs	211,787	N/A
February 28, 2022	Options	21,000	2.52

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the TSX under the trading symbol "PTM" and on the NYSE American under the trading symbol "PLG". The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE American for the periods indicated:

TSX - PTM

Month	High (C$/share)(1)	Low (C$/share) (1)	Volume (# of shares)
June 2021	5.40	4.22	1,614,474
July 2021	4.64	3.56	1,786,246
August 2021	3.98	3.20	1,051,071
September 2021	3.66	2.29	1,746,464
October 2021	3.20	2.33	2,096,228
November 2021	4.02	2.59	2.837,233
December 2021	2.76	1.99	2,048,958
January 2022	2.67	1.83	2,669,114
February 2022	2.84	1.91	2,313,480
March 2022	3.66	2.44	4,020,506
April 2022	2.88	1.99	2,157,334
May 2022	2.69	1.58	2,473,961
June 1 - 20, 2022	2.48	2.01	794,525

Note:

(1) Based on intra-day highs and lows.

NYSE American - PLG

Month	High (US$/share)(1)	Low (US$/share) (1)	Volume (# of shares)
June 2021	4.52	3.41	13,654,032
July 2021	3.72	2.78	12,414,300
August 2021	3.20	2.47	9,766,600
September 2021	2.92	1.79	23,414,000
October 2021	2.60	1.84	17,868,100
November 2021	3.19	2.01	24,964,100
December 2021	2.18	1.56	17,579,600
January 2022	2.13	1.44	17,505,500
February 2022	2.22	1.50	15,183,700
March 2022	2.84	1.95	34,638,600
April 2022	2.29	1.55	17,741,500
May 2022	2.12	1.21	20,990,400
June 1 to 20, 2022	1.98	1.55	6,851,792

Note:

(1) Based on intra-day highs and lows.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. Our Board may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the Board considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the Board and will depend on our capital requirements, results of operations and such other factors as the Board considers relevant.

DESCRIPTION OF COMMON SHARES

Our authorized share capital consists of an unlimited number of Common Shares. As at the date of this Prospectus, 98,797,989 Common Shares are issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding-up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

DESCRIPTION OF DEBT SECURITIES

In this section describing the Debt Securities, the term "Company" refers only to Platinum Group Metals Ltd. without any of its subsidiaries. The Debt Securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the Registration Statement.

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  the specific designation of the Debt Securities;

  any limit on the aggregate principal amount of the Debt Securities;

  the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

  the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

  the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at its option;

  the covenants applicable to the Debt Securities;

  the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

  the extent and manner, if any, to which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

  whether the Securities will be secured or unsecured;

  whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

  whether the Debt Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

  the denominations in which registered Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000, and the denominations in which bearer Debt Securities will be issuable, if other than US$5,000;

  each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

  material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

  any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement. Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment. To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF WARRANTS

We may issue Warrants to purchase Common Shares or Debt Securities.  This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction.

The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:

  the designation and aggregate number of Warrants;

  the price at which the Warrants will be offered;

  the currency or currencies in which the Warrants will be offered;

  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  the designation, number and terms of the Common Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

  the exercise price of the Warrants;

  the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

  if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

  any minimum or maximum amount of Warrants that may be exercised at any one time;

  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

  whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  material United States and Canadian federal income tax consequences of owning the Warrants; and

  any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada and the United States after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

  the number of Subscription Receipts;

  the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

  conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

  the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

  the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

  the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities or Warrants;

  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

  any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

  any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares, Debt Securities or Warrants, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States or other jurisdictions outside Canada.

Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian and U.S. federal income tax consequences to investors described therein of acquiring any Securities offered thereunder.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Gowling WLG (Canada) LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to U.S. legal matters.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia, and in the United States is Computershare Trust Company, N.A., at its principal offices in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

INTEREST OF EXPERTS

The technical information, mineral reserve and mineral resource estimates and economic estimates relating to the Waterberg Project included or incorporated by reference in this Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below. The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference.

Name	Description
Charles Muller, B.Sc. Hons (Geology), Pr. Sci. Nat. CJM Consulting (Pty) Ltd.	Co-authored the Waterberg DFS, which is incorporated by reference herein and referred to in other filings made under NI 51-102 by the Company during the year ended August 31, 2021.
Gordon Cunningham, B.Eng. (Chemical), Pr. Eng. (ECSA) Turnberry Projects (Pty) Ltd.	Co-authored the Waterberg DFS, which is incorporated by reference herein and referred to in other filings made under NI 51-102 by the Company during the year ended August 31, 2021.

Name	Description
Michael Murphy, P.Eng. Stantec Consulting International Ltd.	Co-authored the Waterberg DFS, which is incorporated by reference herein and referred to in other filings made under NI 51-102 by the Company during the year ended August 31, 2021.
Robert van Egmond, P. Geo. RAVEX Consulting

Independent Qualified Person ("QP"), has reviewed and approved technical disclosure in all of the Company's most recently completed financial year disclosure documents, 2021 Management, Discussion and Analysis and the AIF (other than disclosure from the Waterberg DFS already attributed to author QPs).

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report, opinion or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company's associates or affiliates

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or will receive a direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

Except as otherwise stated above, none of the aforementioned persons, nor any director, officer, employee, consultant or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

INDEPENDENT AUDITOR

Our auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, report that they are independent from us within the meaning of the Code of Professional Conduct of Chartered Professional Accountants of British Columbia, Canada, and within the meaning of the United States Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated June 13, 2022, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an "at-the-market distribution". This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an "at-the-market distribution") be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market distribution".

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company organized and existing under the Business Corporations Act (British Columbia). A majority of our directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.